File № 82-4257

VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«27» July 2004
№ 1101/4839

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 AUG 10 A 8:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Exemption № 82-4257

04036106

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

- Internal Provisions of V.Bank, approved by the General Meeting of Shareholders – on 41 pages;
- Internal Provisions of V.Bank, approved by the Supervisory Council – on 27 pages.

Sincerely,

PROCESSED
AUG 10 2004
THOMSON FINANCIAL

Alexander V. Dolgopolov
Deputy Chairman of the Board

dlw 8/10

Approved with Resolution by
the General Meeting of Shareholders
Minutes No. 1 dated June 25, 2004

____
(place of signature)
Yu. M. Marinichev,
duly authorised by
the General Meeting of Shareholders,
Chairman of the General Meeting
of Joint stock company Bank "Vozrozhdeniye"

(place of seal)

Joint stock company Bank "Vozrozhdeniye"

Regulations on Procedure of Preparation, Convocation and Holding of the General Meeting of Shareholders

(new version)

Moscow City
2004

1. General Provisions

1.1. The General Meeting of Shareholders, hereinafter referred also to as the "General Meeting" shall act as the highest body of management of Joint stock company Bank “Vozrozhdeniye”, hereinafter referred to as the "Bank".
The working procedures of the General Meeting of Shareholders shall be determined by these Regulations, in accordance with the current laws of Russian Federation and with the Articles of Association.
1.2. The activities of the General Meeting of Shareholders shall be based on the collective, free discussion for solution of the problems of legality and wide participation of the Shareholders in management of the Bank.
1.3. The activities of the General Meeting shall provide the Shareholders and their duly authorised representatives with the conditions for free and effective realisation of their rights and obligations, which are determined by the current laws and by the Articles of Association.
1.4. These Regulations shall systematise the process of convocation, preparation and holding of the General Meeting of Shareholders for the purpose of maximum protection of the rights of the Shareholders in management of the Bank, their material interests, in order to provide compliance with all the procedural requirements in adoption of resolutions on the matters in the agenda of the General Meeting.

2. Procedure of Convocation of the Annual and Extraordinary General Meetings of Shareholders

2.1. Every year Joint stock company Bank “Vozrozhdeniye” shall hold the annual General Meeting of Shareholders.
The General Meeting of Shareholders held in addition to the annual one shall be considered as extraordinary.
The General Meeting of Shareholders may be held either in the form of meeting (joint presence of the Shareholders for discussion of the matters in the agenda and adoption of the resolutions on the matters put on voting) or through voting by correspondence.
2.2. The annual General Meeting of Shareholders of the Bank with respect to the results of the finished financial year shall be held within the period from March 01 to June 30. The annual General Meeting of Shareholders shall resolve the matters of election of the Supervisory Council and Auditing Commission of the Bank, approval of the external auditor of the Bank, approval of the annual statement, annual financial accounts, including account of profits and losses of the Bank, distribution of profits and losses, as well as payment (declaration) of dividends. The annual General Meeting of Shareholders shall be entitled to consider and adopt resolutions on any other matters, which may be included in the agenda.
The date, time, place of holding and procedure for notification of the Shareholders with respect to holding of the General Meeting of Shareholders, list of materials (information) to be provided for the Shareholders in preparation to holding the General Meeting shall be determined by the Supervisory Council, in accordance with the requirements of the current laws.
2.3. The extraordinary General Meeting of Shareholders shall be held in accordance with the resolution by the Supervisory Council of the Bank on the basis of the own initiative, with the demand by the Auditing Commission, or by the external auditor of the Bank, or by any Shareholder (Shareholders) holding at least ten per cent of the voting shares of the Bank on the date of making the said demand.
The resolution to hold the General Meeting shall determine the form of holding the General Meeting of Shareholders (joint presence or voting by correspondence).
Convocation of the extraordinary General Meeting of Shareholders shall be executed by the Supervisory Council within the terms prescribed by the current laws.
The demand to hold the extraordinary General Meeting of Shareholders and resolution of the Supervisory Council shall be made in accordance with the current laws.

In the case of convocation of the General Meeting of Shareholders with the initiative by any Shareholder (or by a group of Shareholders), by the Auditing Commission, or by the external auditor of the Bank, the demand to hold the General Meeting shall be sent in writing to the mail address of the Bank or to the name of the Chairman (Deputy Chairman) of the Supervisory Council and it shall contain:

- full corporate or individual name of the initiator and mail address thereof;
- number and type of shares held by the initiator (if demand is made by the Shareholder);
- matters in the agenda of the General Meeting;
- explanations to the matters in the agenda and information materials;
- proposed draft resolution of the General Meeting for each of the matters in the agenda.

The demand to convene the General Meeting of Shareholders shall be signed by the person (persons) demanding for such convocation of the General Meeting and sealed (for legal entities). In the case of sending the demand by the representative of Shareholder, who may act with the power of attorney, the said power of attorney shall be attached to the given demand.

The demand may contain the proposal of the form of holding the General Meeting.

In the case of adopting the resolution to hold the General Meeting, the extraordinary General Meeting of Shareholders shall be held within forty calendar days following the moment of making the said demand. If the proposed agenda of the extraordinary General Meeting of Shareholders contains the matter of election of the members of the Supervisory Council of the Bank, then the said General Meeting of Shareholders shall be held within seventy calendar days following the moment of making the said demand to hold the extraordinary General Meeting of Shareholders.

The Supervisory Council shall adopt the resolution for convocation of the extraordinary General Meeting of Shareholders to be held with the demand by the Auditing Commission of the Bank, or by the external auditor of the Bank, or by any Shareholder (Shareholders) holding at least ten per cent of the voting shares within five calendar days following the date of receiving the said demand. The resolution by the Supervisory Council for convocation of the extraordinary General Meeting of Shareholders or the motivated rejection of such convocation shall be sent to the persons, who demand for such convocation, within three days following the date of adopting the said resolution.

2.4. Preparation of the General Meeting, notification of the Shareholders, circulation of the necessary documentation, and generalisation of the proposals, which may be received from the Shareholders, shall be provided by the Organising Committee for preparation and holding of the General Meeting, which members shall be approved by the Supervisory Council. The Organising Committee shall include the members of the Supervisory Council, members of the Board, Secretary of the Supervisory Council, and officers of the Bank, who shall provide preparation and holding of the General Meeting. The activities of the Organising Committee in the terms of the events to be realised for preparation and holding of the General Meeting of Shareholders shall be regulated by the Chairman of the Board of the Bank.

Before the beginning of work of the General Meeting, the Organising Committee shall settle any disputable matters, which may arise in the course of such preparation. In the case of necessity, the Organising Committee shall form the Conciliatory Commission from the own members. The Conciliatory Commission shall consider, generalise and process any proposals, which may be received from the Shareholders with respect to the draft documents and formulations of the draft resolutions on the matters submitted for approval to the General Meeting of Shareholders, propose the formulations of amendments and additions to the said draft documents, which may be of editorial or revision nature, for consideration to the Organising Committee.

Notification of the Shareholders with respect to holding of the General Meeting shall be provided by publication of the information in the printed issue Daily News of Moscow Region not later than in thirty calendar days preceding the date of such holding. The notice with respect to holding of the General Meeting of Shareholders shall be also published in the web site of the Bank in Internet not later than in thirty calendar days preceding the date of such holding.

In the case of holding of the extraordinary General Meeting of Shareholders, which agenda may include the matter of election of the members of the Supervisory Council, notification of the

The notice with respect to holding of the General Meeting shall specify:
- full official name of the Bank and address thereof;
- form to hold the General Meeting of Shareholders (meeting or voting by correspondence);
- date, place, time of holding of the General Meeting of Shareholders and mail address, to which the filled ballot papers may be sent, or, in the case of holding of the General Meeting of Shareholders in the form of voting by correspondence, deadline for acceptance of the ballot papers and mail address, to which the filled ballot papers must be sent;
- date of compilation of the list of the persons, who are entitled to take part in the General Meeting of Shareholders;
- agenda of the General Meeting of Shareholders;
- procedure of reading the information (materials), which may be provided for preparation to holding of the General Meeting of Shareholders, and address (addresses), where the said information may be read;
- beginning time of the registration for participants of the General Meeting of Shareholders (if the General Meeting is held in the form of joint presence);
- place of registration;
- person, to whom any Shareholder may appeal in the case of violation against the procedure of registration by the Bank.

The Shareholders shall be entitled to read the information materials, which may be prepared for the General Meeting of Shareholders, and any other documents, which may be prescribed by the current laws, in the place and in accordance with the procedure determined by the Supervisory Council and specified in the notice.

In accordance with the resolution by the Supervisory Council of the Bank, the notice with respect to holding of the General Meeting of Shareholders and the information materials to the matters in the agenda may be sent to the Shareholders by registered mail or delivered personally under receipt provided that the said terms are observed. The following information materials shall be provided for preparation to the annual General Meeting:
- annual statement;
- annual financial accounts;
- opinion of the Auditing Commission with respect to the results of audit of the annual financial accounts of the Bank;
- opinion of the external auditor;
- results of consideration of the opinion of the external auditor of the Bank to be prepared by the Audit Committee of the Supervisory Council of the Bank;
- information about the candidates to the Supervisory Council and Auditing Commission;
- draft amendments and additions to be made to the Articles of Association or draft Articles of Association in a new version;
- draft internal documents of the Bank to be approved by the General Meeting of Shareholders;
- draft resolutions on the matters in the agenda of the General Meeting.

In addition to the aforementioned documents, in accordance with the resolution by the Supervisory Council of the Bank, any other information materials may be sent provided for the Shareholders.

The list of persons, who are entitled to take part in the General Meeting of Shareholders, shall be provided by the Bank for reading with the demand of the persons, who are included in the said list and hold at least one per cent of votes. For this purpose, the information and mail addresses of the individuals, who are included in the said list, shall be provided only with the consent of the said individuals.

With the demand by any person, whom it may concern, within three days, the Bank shall give the said person the excerpt from the list of persons, who are entitled to take part in the General Meeting of Shareholders, containing the information about the said person, or reference that the said person is not included in the list of persons, who are entitled to take part in the General Meeting of Shareholders.

The information (materials) shall be provided for the persons, who are entitled to take part in the

(materials) at the addresses specified in the notice with respect to holding of the General Meeting of Shareholders.

3. Procedure of the General Meeting, Adoption of Resolutions

3.1. The General Meeting of Shareholders shall be competent (having quorum) if it is participated by the Shareholders (or by the representatives thereof) holding in total more than one half of votes given by the allotted voting shares of the Bank.
The Shareholders shall be considered as taking part in the General Meeting of Shareholders if they are registered for such participation or if the ballot papers of the said Shareholders are received not later than in two days preceding the date of the General Meeting.
The ballot papers, which may be received by the Bank not later than in two days preceding the date of the General Meeting of Shareholders, shall be taken into consideration for determination of quorum.
The Shareholders shall be considered as taking part in the General Meeting of Shareholders, which is held in the form of voting by correspondence, if their ballot papers are received before the deadline determined by the Supervisory Council of the Bank for acceptance of the ballot papers.
The General Meeting of Shareholders, which agenda includes the matters of election of the Supervisory Council of the Bank, Auditing Commission, approval of the external auditor of the Bank, approval of the annual statements, annual financial accounts, including the account of profits and losses, as well as distribution of profits (in particular, payment (declaration) of dividends, with the exception of the profit, which may be distributed in the form of dividends with respect to the results of the first three, six or nine months of financial year) and losses of the Bank with respect to the results of financial year, shall not be held in the form of voting by correspondence.
Calculation of votes and determination of quorum for each of the matters in the agenda of the General Meeting shall be executed by the Accounting Commission of the Bank.
3.2. In the case, where the General Meeting of Shareholders has no quorum for any of the matters, which may be included in the agenda, the beginning (opening) of the General Meeting shall be suspended by two hours. In the absence of quorum for holding of the annual General Meeting of Shareholders, the date shall be declared to hold the adjourned General Meeting of Shareholders. In the absence of quorum for holding of the extraordinary General Meeting of Shareholders, the resolution may be adopted by the Supervisory Council of the Bank to hold the adjourned General Meeting. No alteration of the agenda for holding of the adjourned General Meeting of Shareholders shall be permitted.
The adjourned General Meeting of Shareholders, which may be convened instead of the failed one, shall be competent if the Shareholders (or representatives thereof) holding in total at least thirty per cent of votes given by the allotted voting shares of the Bank have been registered for participation therein by the moment of beginning (opening) of the General Meeting.
The notice with respect to holding of the adjourned General Meeting of Shareholders shall be provided in the form, which is prescribed by these Regulations, not later than in thirty calendar days preceding the date of holding.
If the date of holding of the General Meeting of Shareholders is adjourned due to the absence of quorum by less than forty calendar days, then the persons, who are entitled to take part in the General Meeting of Shareholders, shall be determined in accordance with the list of persons entitled to take part in the failed General Meeting of Shareholders.
3.3. If each General Meeting is held in the form of joint presence, the Shareholders shall approve the Procedure of the given session, taking into consideration the agenda and proposed speeches, in accordance with these Regulations.
Adoption of any resolution by the General Meeting of Shareholders, in accordance with the Procedure, shall be provided by voting among the present Shareholders, who hold the voting shares.
3.4. The competence of the General Meeting of Shareholders shall be determined by the current laws and by the Articles of Association.
The General Meeting of Shareholders shall not be entitled to consider or adopt any resolutions on the

3.5. Any voting in the General Meeting of Shareholders shall be conducted in accordance with the principle that "one voting share of the Bank gives one vote", with the exception of the cases, where the cumulative voting is conducted for election of the members of the Supervisory Council of the Bank.
3.6. Any voting in the General Meeting of Shareholders of the Bank on the matters in the agenda of the General Meeting shall be provided only with the ballot papers. The ballot papers shall be given to the Shareholders or to their representatives under receipt or circulated to the Shareholders by registered mail, in accordance with the procedure determined by the current laws.
The papers shall be given to the Shareholders not later than in thirty calendar days preceding the date of holding of the General Meeting.
Any voting, which is conducted with the ballot papers, shall take into consideration the votes on the matters, where the voter selects only one of the given options of voting. Any ballot papers, which may be filled in against the aforementioned requirement, shall be considered as invalid (partially invalid), and no votes on the matters contained therein shall be taken into account.
In the case, where the ballot paper contains several matters put on voting, non-observance of the aforementioned requirement with respect to one or more matters shall not result in recognising the ballot paper invalid in the whole.
3.7. The resolutions of the matters, which are related to amendments and additions to be made to the Articles of Association, approval of the Articles of Association in a new version, reorganisation or liquidation of the Bank, appointment of the Liquidation Commission and approval of the interim and final liquidation balance sheets, determination of the number, nominal value, category (type) of the declared shares, acquisition of the allotted shares by the Bank, conclusion of the large transactions related to acquisition, transfer or potential transfer of any property by the Bank, if the price of the said property exceeds fifty per cent of the balance value of the Bank assets, issue of any shares (or other securities, which may be converted into shares) through closed subscription, allotment of the ordinary shares or other issued securities, which may be converted into the ordinary shares, through open subscription, if the said securities amount over twenty-five per cent of the earlier allotted ordinary shares, shall be adopted be the General Meeting of Shareholders with the majority of three-fourths of the votes given by the Shareholders, who hold the voting shares and take part in the General Meeting of Shareholders.
The resolutions of the General Meeting of Shareholders on any other matters, which may be put on voting, shall be adopted with the simple majority of votes given by the Shareholders, who hold the voting shares of the Bank and take part in the General Meeting.
3.8. The resolutions on the Procedure of the General Meeting of Shareholders shall be adopted with the simple majority of votes given by the Shareholders, who attend the General Meeting.
3.9. Election of the members of the Supervisory Council of the Bank shall be provided by the cumulative voting. In the case of cumulative voting, the number of votes held by each Shareholder shall be multiplied by the number of persons to be elected to the Supervisory Council of the Bank, and the Shareholder shall be entitled to give thus received votes in full for one candidate or to distribute them among two or more candidates.
The candidates shall be considered as elected members of the Supervisory Council of the Bank if they receive the largest number of votes, in accordance with the total number of members of the Supervisory Council of the Bank, which may be determined by the General Meeting of Shareholders.
3.10. The resolutions adopted by the General Meeting of Shareholders as well as the results of voting shall be declared in the General Meeting of Shareholders (held in the form of joint presence), where such voting takes place, or given to the Shareholders within ten days following execution of the minutes with the results of voting, in accordance with the procedure prescribed for the notice with respect to holding of the General Meeting of Shareholders.
3.11. If any serious contradictions may arise in adoption of any resolutions, with the proposal of the Chairman, the General Meeting may appoint the Conciliatory Commission for further consideration of the said matter and preparation of its submission to the next General Meeting of Shareholders.

4. Participation of Shareholders in Proceedings of the General Meeting

4.1. The General Meeting of Shareholders shall be attended by the Chairman of the Board and by the members of the Board of the Bank, by the Chairman and members of the Supervisory Council, by the members of the Auditing Commission, and by the external Auditor of the Bank. In addition, the General Meeting shall be attended by the candidate members of the said bodies of management of the Bank. In the absence of any member of the said bodies of management, candidates, and other officers, the Chairman of the General Meeting shall inform the participants of the General Meeting with respect to the facts of such absence.

4.2. The right of vote in the General Meeting of Shareholders on all the matters put on voting shall be given to the Shareholders, who hold he ordinary shares of the Bank.

The Shareholders, who hold the preferential shares of the Bank, shall acquire the right of vote in the General Meeting of Shareholders only for resolution of the matters of reorganisation or liquidation of the Bank, making amendments to the Articles of Association, which may restrict the rights of the Shareholders holding the certain type of the preferential shares, provision of any other priorities to the Shareholders, who hold the preferential shares of another type, in the order of payment of dividends and (or) liquidation value, as well as in any other cases, which may be prescribed by the current laws.

The Shareholders shall be entitled to delegate the own votes to their attorneys and provide the latter with the relevant powers.

4.3. The Shareholders, who have not given their proposals to the General Meeting in accordance with the current regulations, shall not be entitled to demand for their inclusion in the agenda or to declare them by any other means.

4.4. The Shareholder or authorised representative thereof, who arrives for participation in the General Meeting of Shareholders, shall pass registration and produce the personal identification document, and the representative, who acts on behalf of the Shareholder on the basis of the power of attorney, shall produce additionally the relevant power of attorney. The power of attorney issued by an individual shall be accompanied with a copy of the document certifying the official position of the person, who issued the said power of attorney.

4.5. Any Shareholder shall be entitled to delegate the own voting right. The delegating Shareholder shall be entitled to delegate the own votes to another Shareholder or give the relevant powers to the own representative. If the Shareholder (or another person having the right to take part in the General Meeting) revokes the power of attorney for voting from the own representative, who have already been registered for participation in the General Meeting, the said Shareholder shall inform appropriately in person the Accounting Commission, which shall register the said Shareholder and give him the ballot paper as well as cancel registration of the former representative of the said Shareholder and consider his ballot paper as invalid.

4.6. The representative of any Shareholder shall be entitled to take part in the General Meeting of Shareholders and to vote if he has got the appropriately executed power of attorney, which clearly describes the rights of the said representative.

4.7. The duly authorised representatives of the Shareholders shall be entitled to consolidate the delegated votes only on the basis of the powers of attorney to be issued by the holders of the voting shares and executed in accordance with the current laws.

5. Agenda of the General Meeting of Shareholders

5.1. The agenda of the General Meeting of Shareholders shall be approved by the Supervisory Council of the Bank and given to the Shareholders or to their duly authorised representatives in addition with other documents of the future General Meeting.

The General Meeting of Shareholders shall not be entitled to adopt any resolutions on the matters, which are not included in the agenda of the General Meeting, or to alter the said agenda.

5.2. The Shareholders (Shareholder) of the Bank, who hold in total at least two per cent of the voting shares of the Bank, shall be entitled to add any matters to the agenda of the annual General Meeting of Shareholders and to nominate any candidates to the Supervisory Council and to the Auditing Commission of the Bank, however, the number of these candidates shall not exceed the number of members in the relevant bodies, as well as to nominate the candidate to the office of the sole executive

If any Shareholder adds any matter to the agenda of the General Meeting of Shareholders, the Bank shall not require from the said Shareholder to produce the excerpt from the Register but shall verify with the own forces the presence of the relevant right of the Shareholder by the Register. If the right of share is accounted on the depo account, the Bank shall recognise the statement of the relevant account as sufficient evidence of the rights of shares.

Any proposals for addition of any matters to the agenda of the annual General Meeting and for nomination of any candidates as the members of the relevant bodies shall be received by the Bank not later than in thirty days following the end of financial year or, in the case of holding of the extraordinary General Meeting of Shareholders, which agenda may include the matter of election of the Supervisory Council, any proposals for nomination of any candidates shall be received by the Bank not later than in forty calendar days preceding the date of holding of the extraordinary General Meeting.

Any proposals for addition of any matters to the agenda of the General Meeting of Shareholders and proposals for nomination of any candidates shall be made in writing with specification of the individual or corporate names of the proposing Shareholders (Shareholder), number and category (type) of shares held by them, respectively, and signed by the said Shareholders (Shareholder).

Any proposals for addition of any matters to the agenda of the General Meeting of Shareholders shall contain the certain formulations for each of the proposed matters and reasons of such proposals, as well as they may contain the formulations of the resolutions for each of the matters.

Any proposals for nomination of any candidates to the Supervisory Council and to the Auditing Commission of the Bank, in particular, in the case of self-nomination, shall specify the name of candidate, number and category (type) of shares held by him, as well as history of work for the recent five years and at the present time, offices taken in the bodies of management of other legal entities, share of participation in other legal entities, home address, year of birth, information of education, issued qualification certificates, in the case of professional activities in the securities market, as well as passport requisites.

Any proposal for addition of any matter (matters) to the agenda of the General Meeting from any individual Shareholder shall be signed by the latter and contain his passport requisites, and any proposal received from any corporate Shareholder shall be written on the letterhead of the said legal entity, and the signature of the duly authorised person shall be certified with the seal. If any proposal is made on behalf of the Shareholder by the representative thereof, then it shall be accompanied with the power of attorney to be executed in accordance with the requirements of the current laws.

Any proposals for addition of any matters to the agenda of the General Meeting of Shareholders as well as any proposals for nomination of any candidates to the relevant body of the Bank may be given by sending to the mail address of the Bank or delivered under receipt to the Chairman of the Supervisory Council or to the Secretary of the Supervisory Council, or to any other person, who may be duly authorised on behalf of the Bank to accept the correspondence addressed to the Bank.

The date, when the Bank receives the appropriate proposals sent by mail, shall be determined as the date specified in the affix of the calendar stamp evidencing the date of receiving the mail, and the date of receiving the proposal, which is delivered under receipt, shall be considered as the date of such delivery.

The Supervisory Council of the Bank shall consider the received proposals and adopt the resolution, whether to include them to the agenda of the General Meeting of Shareholders or to reject their inclusion in the said agenda, within five days following expiration of the terms prescribed for making the relevant proposals.

In the case of non-compliance of any proposal for addition of any matter to the agenda or for nomination of any candidates to the Supervisory Council and (or) to the Auditing Commission of the Bank, the Supervisory Council shall adopt the motivated resolution to reject inclusion of any matter to the agenda of the General Meeting of Shareholders or any candidate to the list of candidates to be voted for election to the Supervisory Council and (or) to the Auditing Commission of the Bank. The said resolution shall be sent to the Shareholders (Shareholder), who have proposed the said matter or candidate, within three days following the date of receiving the same.

The resolution to reject inclusion of any matter in the agenda of the General Meeting of Shareholders may be adopted by the Supervisory Council in the following cases:

- non-compliance with the terms and / or procedures for submission of proposals;
- specification of incomplete information in the proposal;
- on the date of making proposals, initiators of proposals had not sufficient number of shares and had not representative powers of the relevant Shareholders;
- matter, which is proposed for inclusion in the agenda, is not attributed by the current laws and by the Articles of Association to the competence of the General Meeting of Shareholders;
- matter, which is proposed for inclusion in the agenda, does not comply with the requirements of the current laws and requirements of the legal acts issued by the regulating authorities.

6. Procedure for Registration of Participants in the General Meeting of Shareholders

6.1. Registration of the persons, who are entitled to take part in the General Meeting of Shareholders, shall be provided by the Accounting Commission, which functions shall be executed by the specialised Registrar keeping the Register of Shareholders of the Bank.
Registration of the persons, who are entitled to take part in the General Meeting held in the form of joint presence, shall be provided at the address of the place, where the General Meeting of Shareholders may be held.
Registration for participation in the General Meeting shall cover the persons, who are entitled to take part in the General Meeting, with the exception of the persons, whose ballot papers are received not later than in two days preceding the date of holding of the General Meeting. The persons, who are entitled to take part in the General Meeting held in the form of joint presence, and whose ballot papers are received not later than in two days preceding the date of holding of the General Meeting, shall be entitled to attend the General Meeting.
6.2. The General Meeting may be participated by the persons included in the list of persons, who are entitled to take part in the General Meeting, persons, to whom the rights of the said persons for shares may be transferred by order of succession or reorganisation, or representatives thereof acting in accordance with the power of attorney or law.
The documents certifying the powers of successors and representatives of the persons included in the list of persons, who are entitled to take part in the General Meeting, or copies thereof to be certified by the notary public shall be attached to the ballot papers sent by the said persons or given to the Accounting Commission upon registration of the said persons for participation in the General Meeting.
Registration of the persons, who are entitled to take part in the General Meeting of Shareholders, shall be executed with the provision of identification of the persons arriving for participation in the General Meeting by comparison of the information in the list of persons, who are entitled to take part in the General Meeting, with the information in the documents submitted (produced) by the said persons.
In accordance with the demand by any persons passing registration for participation in the General Meeting of Shareholders, whose ballot papers are not received by the Bank or received later than in two days preceding the date of holding of the General Meeting, the ballot papers may be given to the said persons with the note of re-issue.
6.3. The General Meeting of Shareholders shall be opened in the presence of quorum by the time of beginning for at least one of the matters, which are included in the agenda of the General Meeting of Shareholders. Registration of the persons, who are entitled to take part in the General Meeting but not registered for participation in the General Meeting before opening thereof, shall be finished not earlier than completion of discussion of the last matter in the agenda of the General Meeting, for which quorum is present.
The General Meeting of Shareholders, where quorum is present by the moment of opening only for some matters in the agenda, shall not be closed if the persons, whose registration provides quorum for adoption of resolutions on other matters in the agenda of the General Meeting of Shareholders, pass registration by the end moment of such registration.

7. Bodies of the General Meeting of Shareholders

7.1. For organisation and preparation of holding of the General Meeting of Shareholders, the following bodies shall be created:

- Presidium of the General Meeting of Shareholders;
- Accounting Commission;
- Secretariat.

7.2. The Presidium of the General Meeting of Shareholders shall be formed from the Chairman of the Supervisory Council of the Bank, Chairman of the Board of the Bank, and his deputies. With the proposal by the Chairman (Deputy Chairman) of the Supervisory Council, the Presidium may include also any other persons taking part in the proceedings of the General Meeting.

7.3. The functions of the shall be executed by the specialised Registrar to be appointed by the Supervisory Council in order to keep the Register of Shareholders of the Bank.

The authorised persons of the Registrar, who undertake the functions of the Accounting Commission, shall register the participants of the General Meeting of Shareholders, provide verification of the powers of the said participants of the General Meeting, determine the quorum, explain the matters, which may arise with respect to realisation of the right of vote in the General Meeting by the Shareholders (or by the representatives thereof), explain the procedure of voting on the matters put on voting, provide the prescribed procedure of voting and rights of the Shareholders to take part in voting, count the votes and calculate the results of voting, execute the minutes with the results of voting, and submit the ballot papers for permanent keeping to the archives of the Bank.

7.4. The General Meeting of Shareholders shall be presided by the Chairman of the Supervisory Council of the Bank or, in his absence, by the Deputy Chairman of the Supervisory Council of the Bank. The Secretary of the General Meeting of Shareholders shall be the Secretary of the Supervisory Council or, in his absence, any other person, who may be elected by the General Meeting of Shareholders.

7.5. The person presiding in the General Meeting of Shareholders shall act as follows:

- to organise voting and counting of votes for approval of the Procedure of the General Meeting as well as, if necessary, for election of the Secretary of the General Meeting;
- to monitor compliance with the Procedure of the General Meeting and observance of these Regulations, to give opportunity to speak, but in the case, where the speaker breaks the Procedure or these Regulations, to be entitled to warn an interrupt him;
- to withdraw any person from the hall of the General Meeting in the case of serious violation against the Procedure of the General Meeting;
- to organise voting and counting of votes;
- to provide record of the minutes of the General Meeting and to sign the said minutes;
- to exercise any other rights, which may be determined by these Regulations.

7.6. The Secretariat shall record the minutes of the General Meeting, give the operative references and explanations on any matters, which may arise in the course of the General Meeting. The Secretariat shall accept and generalise the notes, which may be sent from the hall during the General Meeting. The Secretariat shall be headed by the Secretary of the General Meeting of Shareholders.

8. Documents of the General Meeting of Shareholders

8.1. The Secretary of the General Meeting of Shareholders shall record the minutes of the General Meeting. The minutes of the General Meeting of Shareholders shall be made in two copies within fifteen days following the closing date of the General Meeting of Shareholders. Both copies shall be signed by the person, who may preside in the General Meeting of Shareholders, and by the Secretary of the General Meeting of Shareholders.

The minutes of the General Meeting of Shareholders shall contain the following information:

- full and abbreviated official names, residential and mail addresses of the Bank;
- kind of the General Meeting (annual or extraordinary);
- form of the General Meeting (joint presence or voting by correspondence);
- date and place of holding of the General Meeting of Shareholders;
- agenda of the General Meeting;
- time of beginning and time of ending for registration of the persons, who are entitled to take part in the General Meeting held in the form of joint presence;

- time of beginning (opening) time of ending (closing) of the General Meeting held in the form of joint presence;
- mail address (addresses), to which the filled ballot papers will be sent for the purposes of the General Meeting;
- total number of votes held by the Shareholders, who hold the voting shares of the Bank, as well as total number of votes held by the Shareholders, who hold the voting shares of the Bank and are not interested in any transaction to be concluded by the Bank, in the event that the agenda of the General Meeting of Shareholders may include the matter of approval of any transaction of interest to be concluded;
- total number of votes held by the Shareholders, who hold the voting shares of the Bank, without the votes held by the Shareholders, who hold the preferential shares, which rights are restricted, or with consideration of the latter votes in the case, where the agenda of the General Meeting may include the matter of making any additions and (or) amendments to the Articles of Association (approval of the Articles of Association in a new version), which may restrict the rights of the Shareholders, who hold the preferential shares of the certain type;
- number of votes held by the Shareholders, who are included in the list of persons entitled to take part in the General Meeting, for each matter in the agenda of the General Meeting;
- number of votes held by the Shareholders, who take part in the General Meeting; number of votes held by the Shareholders and specified in the ballot papers to be received by the Bank within the prescribed terms;
- number of votes held by the Shareholders, who hold the voting shares and take part in the General Meeting, for each matter in the agenda of the General Meeting, with specification of the presence of quorum for each matter;
- number of votes given for each of the voting options ("in favour", "against", or "abstained") for each matter in the agenda of the General Meeting, where the quorum is present;
- formulations of the resolutions adopted by the General Meeting on each matter included in the agenda of the General Meeting and put on voting;
- major provisions of the speeches and names of the persons speaking on each matter included in the agenda of the General Meeting held in the form of the joint presence;
- presiding person (presidium) and secretary of the General Meeting;
- date of making the minutes of the General Meeting.

8.2. The following documents shall be attached to the minutes of the General Meeting:
- minutes of the Accounting Commission with the results of voting in the General Meeting;
- documents adopted or approved with the resolutions of the General Meeting.

8.3. The minutes of the Accounting Commission with the results of voting in the General Meeting of Shareholders shall contain the following information:
- full and abbreviated official names, residential and mail addresses of the Bank;
- kind of the General Meeting (annual or extraordinary);
- form of the General Meeting (joint presence or voting by correspondence);
- date and place of holding of the General Meeting of Shareholders;
- agenda of the General Meeting;
- time of beginning for registration of the persons, who are entitled to take part in the General Meeting held in the form of joint presence;
- time of beginning (opening) time of ending (closing) of the General Meeting held in the form of joint presence;
- mail address (addresses), to which the filled ballot papers will be sent for the purposes of the General Meeting;
- number of votes held by the Shareholders, who are included in the list of persons entitled to take part in the General Meeting, for each matter in the agenda of the General Meeting;
- total number of votes held by the Shareholders, who hold the voting shares of the Bank, as well as total number of votes held by the Shareholders, who hold the voting shares of the Bank and are not interested in any transaction to be concluded by the Bank, in the event that the agenda of the General Meeting of Shareholders may include the matter of approval of any transaction of interest to be concluded;

- total number of votes held by the Shareholders, who hold the voting shares of the Bank, without the votes held by the Shareholders, who hold the preferential shares, which rights are restricted, or with consideration of the latter votes in the case, where the agenda of the General Meeting may include the matter of making any additions and (or) amendments to the Articles of Association (approval of the Articles of Association in a new version), which may restrict the rights of the Shareholders, who hold the preferential shares of the certain type;
- number of votes held by the Shareholders, who take part in the General Meeting; number of votes held by the Shareholders and specified in the ballot papers to be received by the Bank within the prescribed terms;
- number of votes held by the Shareholders, who hold the voting shares and take part in the General Meeting, for each matter in the agenda of the General Meeting, with specification of the presence of quorum for each matter;
- number of votes given for each of the voting options ("in favour", "against", or "abstained") for each matter in the agenda of the General Meeting, where the quorum is present;
- number of votes given on each matter included in the agenda of the General Meeting and put on voting, which are not counted with respect to recognition of the ballot papers invalid (in particular, with respect to voting on the relevant matters);
- formulations of the resolutions adopted by the General Meeting on each matter included in the agenda of the General Meeting and put on voting;
- presiding person (presidium) and secretary of the General Meeting;
- full and abbreviated official names, residential and mail addresses of the Registrar, names of his duly authorised persons, who calculate the results of voting;
- date of making the minutes of the Accounting Commission with the results of voting in the General Meeting of Shareholders.

The minutes of the Accounting Commission with the results of voting in the General Meeting of Shareholders shall be signed by the persons, who may be duly authorised by the Registrar, and sealed by the Registrar.

8.4. Upon determination of the results of voting in the General Meeting of Shareholders, the report with the results of voting in the General Meeting shall be made.

The report with the results of voting in the General Meeting shall contain the following information:

- full official name and residential address of the Bank;
- kind of the General Meeting (annual or extraordinary);
- form of the General Meeting (joint presence or voting by correspondence);
- date of holding of the General Meeting of Shareholders;
- place of holding of the General Meeting of Shareholders held in the form of joint presence (address of holding of the General Meeting);
- agenda of the General Meeting;
- number of votes held by the persons, who are included in the list of persons entitled to take part in the General Meeting, for each matter in the agenda of the General Meeting;
- number of votes held by the persons taking part in the General Meeting, for each matter in the agenda of the General Meeting, with specification of the present quorum on each matter;
- number of votes given for each of the voting options ("in favour", "against", or "abstained") for each matter in the agenda of the General Meeting, where the quorum is present;
- if the agenda of the General Meeting includes the matter of approval of any transaction, which conclusion may be of interest, number of votes held by the Shareholders, who are included in the list of persons entitled to take part in the General Meeting but not interested in the said transaction to be concluded by the Bank;

in addition, number of votes held on the said matter by the Shareholders, who take part in the General Meeting and are not interested in conclusion of the said transaction, and number of votes given on the said matter for each of the voting options ("in favour", "against", or "abstained");

- if the agenda of the General Meeting includes the matter of amendments and additions to be made to the Articles of Association, which may restrict the rights of holders of the preferential shares of the certain types:

- number of votes held by the Shareholders, who are included in the list of persons entitled to take part in the General Meeting, without consideration of the votes of the preferential shares, which rights are restricted;
- number of votes of the preferential shares of each type, which rights are restricted;
- number of votes held on the said matter by the Shareholders, who take part in the General Meeting, without consideration of the votes of the preferential shares, which rights are restricted, and, in particular, number of votes of the preferential shares of each type, which rights are restricted, held by the persons taking part in the General Meeting;
- number of votes given in the said matter for each of the voting options ("in favour", "against", or "abstained"), with the exception of the votes of the preferential shares, which rights are restricted, and, in particular, number of votes of the preferential shares of each type, which rights are restricted, given in the said matter for each of the voting options ("in favour", "against", or "abstained");
- formulations of the resolutions adopted by the General Meeting on each matter included in the agenda of the General Meeting and put on voting;
- full official name, residential address of the persons duly authorised by the Registrar and providing record of the Register of Shareholders of the Bank and executing the functions of the Accounting Commission;
- names of the Chairman and Secretary of the General Meeting.

The report with the results of voting in the General Meeting shall be signed by the Chairman and Secretary of the General Meeting.

9. Final Provisions

9.1. Any resolutions, which may be adopted by the General Meeting of Shareholders, shall be given for information of the Shareholders within ten days following the date of making the minutes with the results of voting, in accordance with the procedure prescribed for the notice with respect to holding of the General Meeting of Shareholders. Within three calendar days following the date of making the minutes of the General Meeting of Shareholders, the information about the resolutions adopted by the General Meeting of Shareholders shall be published in the web site of the Bank in Internet.
9.2. Upon determination of the results of the annual General Meeting of Shareholders, the branch offices of the Bank may hold the Territorial Conferences of Shareholders in order to discuss the results of the annual General Meeting and adopted resolutions.
9.3. These Regulations as well as any amendments and additions, which may be made to these Regulations, shall be approved by the General Meeting of Shareholders of Joint stock company Bank "Vozrozhdeniye" with the proposal by the Supervisory Council of the Bank. These Regulations shall make the internal regulatory act to be binding for fulfilment by the Shareholders, their duly authorised representatives, and by any other persons, who make take part in preparation and holding of the General Meeting of Shareholders.
9.4. These Regulations shall come in force at the moment of its approval by the General Meeting of Shareholders.
9.5. If as a result of any amendment to the legal and regulatory acts of Russian Federation any articles of these Regulations may come in contradiction against the legal acts, they shall become invalid, and the provisions of the laws an regulatory acts of Russian Federation shall be valid directly until the moment of making the relevant amendments to these Regulations.

Approved with Resolution by
the General Meeting of Shareholders
Minutes No. 1 dated June 25, 2004

____
(place of signature)
Yu. M. Marinichev,
duly authorised by
the General Meeting of Shareholders,
Chairman of the General Meeting
of Joint stock company Bank "Vozrozhdeniye"

(place of seal)

Joint stock company Bank "Vozrozhdeniye"

Regulations of the Supervisory Council

(new version)

Moscow City
2004

1. General Provisions

1.1. These Regulations of the Supervisory Council of Joint stock company Bank "Vozrozhdeniye", hereinafter referred to as the "Regulations" and "Bank", respectively, shall determine the status and election procedure of the Supervisory Council, competence, rights, obligations and responsibilities of the members of the Supervisory Council, procedure of convocations, meetings and execution of resolutions, as well as any other matters related to the activities of the Supervisory Council.
1.2. These Regulations shall be drafted in accordance with the Federal Joint-Stock Companies Act, Civil Code of Russian Federation, and other current legal acts of Russian Federation.
1.3. In the own activities, the Supervisory Council shall be governed by the current laws as well as by the Articles of Association and by these Regulations.

2. Status, Goals and Objectives of the Supervisory Council

2.1. The Supervisory Council shall act as the collective body of management of the Bank, undertaking the general business administration, with the exception of resolution of the matters, which may be assigned by the current laws to the competence of the General Meeting of Shareholders.
2.2. The major goal of the Supervisory Council shall be provision of the stable financial and economic position of the Bank, its profitability, reliability, and competitiveness.
2.3. The major objectives of the Supervisory Council shall be as follows:
- determination of the priority business guidelines of the Bank;
- approval of the prospective plans, projects and programmes;
- provision of the effective control over the financial and economic activities of the Bank;
- provision of the effective activities of the executive bodies of the Bank, in particular, by provision of control over their activities;
- provision of realisation and protection of rights of the Shareholders.

2.4. The Supervisory Council shall annually report with respect to the own activities to the General Meeting of Shareholders. The resolutions adopted by the General Meeting of Shareholders of the Bank shall be binding for the members of the Supervisory Council.

3. Competence of the Supervisory Council

3.1. The Supervisory Council shall undertake the general business administration of the Bank, with the exception of adoption of any resolutions on the matters, which may be assigned to the exclusive competence of the General Meeting of Shareholders.
3.2. The competence of the Supervisory Council shall include the following matters.
3.2.1. Determination of the priority business guidelines of the Bank.
3.2.2. Convocation of the annual and extraordinary General Meeting of Shareholders, with the exception of the case, where the extraordinary General Meeting of Shareholders may be convened with the initiative by the Auditing Commission of the Bank, or by the external auditor, or by the Shareholders of the Bank.
3.2.3. Approval of the agenda of the General Meeting of Shareholders.
3.2.4. Determination of the date for making the list of the persons, who are entitled to take part in the General Meeting of Shareholders, and other matters related to preparation and holding of the General Meeting of Shareholders.
3.2.5. Increase of the Authorised Capital of the Bank by allotment of additional shares through open subscription within the number and categories (types) of the declared shares, if the number of the ordinary shares (issued securities, which may be converted into ordinary shares) to be allotted amounts less then 25 per cent of the earlier allotted ordinary shares. Making amendments and additions to the Articles of Association with respect to the results of such allotment of shares.
3.2.6. Allotment of the bonds and other securities issued by the Bank.
3.2.7. Determination of the price (monetary equivalent) of the property, price of allotment and redemption of the issued securities, in the cases prescribed by the current laws.

3.2.8. Acquisition and redemption of the allotted shares, bonds and other securities by the Bank, in the cases prescribed by the current laws.
3.2.9. Approval of the report with the results from acquisition of shares in the case, where the resolution may be adopted by the General Meeting of Shareholders to decrease the Authorised Capital by acquisition of shares of the Bank for the purposes of their further cancellation.
3.2.10. Formation of the Board of the Bank, election of its members with the recommendation by the Chairman of the Board of the Bank, and earlier termination of the powers of the members of the Board of the Bank.
3.2.11. Formation of the committees and commissions of the Supervisory Council, including the Audit Committee of the Supervisory Council.
3.2.12. Drafting and approval of the procedure, competence and terms of powers of the committees and commissions of the Supervisory Council.
3.2.13. Recommendations with respect to the amounts of remuneration and compensation to be paid to the members of the Auditing Commission of the Bank, determination of the amount to be paid for the services of the external auditor.
3.2.14. Recommendations with respect to the amounts of dividends to be paid for shares and to the procedure of such payment.
3.2.15. Application of the Reserve Fund and special funds of the Bank, approval of the relevant regulations for creation and application of the said funds.
3.2.16. Redistribution of money in the special funds up to 5 per cent of the amount to be approved by the General Meeting of Shareholders.
3.2.17. Writing off loans, which may be unreal for recovery by the Bank.
3.2.18. Opening and closing of the branch offices, representative offices, approval of the regulations of the branch offices, as well as amendments and additions thereto.
3.2.19. Making amendments to the Articles of Association with respect to creation of the branch offices, opening of the representative offices, and liquidation of the said offices.
3.2.20. Approval of the Registrar of the Bank and provisions of the relevant contract, as well as termination of the relevant contract.
3.2.21. Approval of the transactions with participation of the interested persons, in the cases prescribed by the current laws.
3.2.22. Approval of the large transactions with the property to be acquired and transferred by the Bank, in the cases prescribed by the current laws.
3.2.23. Creation and functions of the effective internal control.
3.2.24. Consideration of the received proposals to include any matters in the agenda of the General Meeting of Shareholders of the Bank and adoption of the resolutions for inclusion or rejection of any matters to be included in the agenda of the General Meeting of Shareholders.
3.2.25. Inclusion of any matters in the agenda of the General Meeting of Shareholders and inclusion of any candidates to the list of candidates of the Bank on the own discretion, in addition to the matters proposed by the Shareholders for inclusion in the in the agenda of the General Meeting of Shareholders, as well as in the case of absence or insufficient number of candidates proposed by the Shareholders for formation of the relevant body.
3.2.26. Signing of the contract with the sole executive body and members of the Board on behalf of the Bank by the Chairman of the Supervisory Council of the Bank.
3.2.27. Permission for combination of offices in the bodies of management of other organisations by the Chairman of the Board and (or) by the members of the Board of the Bank.
3.2.28. Preliminary approval of the annual statement of the Bank.
3.2.29. Approval of the resolution for issue of any securities as well as report with the results of issue of securities and prospectus for issue of securities.
3.2.30. Adoption of the resolution for acquisition of the allotted shares by the Bank.
3.2.31. Determination of the monetary equivalent of any property, which may be contributed for payment of shares, if the additional shares are paid in non-monetary form.
3.2.32. Control of the financial and economic activities of the Bank.

3.2.33. Efficiency estimation of the internal control and discussion with the executive bodies of the credit organisation on the organisational matters of the internal control and measures for improvement of its efficiency.
3.2.34. Creation of the risk management system, which would enable to estimate the risks arising in the course of business of the Bank as well as to minimise the negative consequences of the said risks.
3.2.35. Consideration of the documents for organisation of the internal control system, which may be prepared by the executive bodies of the credit organisation, by the Internal Control Service, by the executive officer for prevention of legalisation (laundering) of revenues gained by criminal means and terrorism financing, by other structural subdivisions of the Bank, or by the external auditing organisation, which conducts (conducted) audit.
3.2.36. Proposal of the following matters to be considered by the General Meeting of Shareholders:
a) reorganisation of the Bank in the form of amalgamation, merger, separation, isolation;
b) transformation of the Bank, procedure and terms of such transformation to be executed, procedure for exchange of shares into contributions of members of a limited liability company;
c) increase of the Authorised Capital of the Bank by an increase of the nominal value of shares;
d) subdivision and consolidation of shares;
e) approval of the transactions, which execution may be of interest, or large transactions, in the cases prescribed by the current laws;
f) acquisition of the allotted shares by the Bank, in the cases prescribed by the current laws;
g) adoption of the resolution for participation in any holding companies, financial and industrial groups, associations, and other unions of commercial organisations.
3.2.37. Approval of the internal documents of the Bank, with the exception of the internal documents, which approval may be assigned to the competence of the General Meeting of Shareholders or executive bodies of the Bank.
3.2.38. Adoption of the measures providing operative compliance of the executive bodies of the credit organisations with the recommendations and notes given by the Internal Control Service, by the external auditing organisations, which conducts (conducted) audit, and by the supervisory authorities.
3.2.39. Timely execution of inspection of compliance of the internal control with the business nature, scale and conditions of the Bank in the case of their alteration.
3.2.40. Prevention and settlement of corporate conflicts.
3.2.41. Provision and effective functioning of the executive bodies of the Bank and control over their activities.
3.2.42. Adoption of the resolutions on any matters, which may be delegated to the Supervisory Council by the General Meeting of Shareholders and not attributed to the exclusive competence of the General Meeting of Shareholders of the Bank.
3.2.43. Preliminary consideration of the matters, which may be proposed for discussion to the General Meeting of Shareholders.
3.2.44. Any other matters, in accordance with the current laws.
3.3. No matters, which are assigned to the competence of the Supervisory Council of the Bank, shall be delegated for resolution to the executive bodies of the Bank.
3.4. The obligations to control execution of the resolutions, which may be adopted by the Supervisory Council, shall be imposed to the Secretary of the Supervisory Council or, in accordance with the resolution by the Supervisory Council, may be distributed among the members of the Supervisory Council.
3.5. The Supervisory Council shall not be entitled to adopt any resolutions, which may be binding for the executive bodies of the Bank, if the said resolutions do not comply with the current laws and with the Articles of Association.
3.6. The members of the Supervisory Council shall not be entitled to intervene to any matters of the current activities of the executive bodies (Board and Chairman of the Board) and subdivisions of the Bank, if it may fall beyond the limits of competence of the Supervisory Council, and if the activities of the executive bodies and subdivisions result from execution of the resolutions of the Supervisory Council and comply with the current laws, regulatory acts, and with the Articles of Association.
3.7. For the certain business fields of the Bank, the Supervisory Council shall be entitled to create any provisional or permanent committees (commissions).

3.8. The committees and commissions of the Supervisory Council may be formed with the resolution by the Supervisory Council for preliminary consideration of the matters, which may be discussed in the meetings of the Supervisory Council or investigated by the Supervisory Council in order to control the business of the Bank, and for development of the necessary recommendations.
The structure of the committees of the Supervisory Council may include the members of the Supervisory Council and administrative officers of the Bank. The Supervisory Council shall impose management of the activities of any committee to the member of the Supervisory Council. With the approval of the Board, the Supervisory Council may form the joint committees of the Supervisory Council and Board of the Bank.
3.9. The commissions of the Supervisory Council may be formed for investigation of the current matters of development and projects of the Bank. The structure of the commissions of the Supervisory Council may include the members of the Supervisory Council and administrative officers of the Bank. The head of any commission of the Supervisory Council shall be appointed with the resolution by the Supervisory Council.
3.10. The procedure, competence and term of powers of the committees (commissions) and any other matters related to the activities of the committees (commissions) of the Supervisory Council shall be determined in accordance with the special resolutions by the Supervisory Council to be approved by the Supervisory Council.
3.11. The Supervisory Council shall be entitled to engage any external consultants for the own work.
3.12. The Supervisory Council shall draft the procedures for estimation of the activities of the members of the Supervisory Council and for determination of the results from the activities of the Supervisory Council of the Bank in the whole. The results from estimation of the activities of the Supervisory Council shall be included in the Report of the Supervisory Council of the Bank in the course of the annual General Meeting of Shareholders.

4. Election of the Supervisory Council

4.1. The Supervisory Council shall be elected by the annual General Meeting of Shareholders of the Bank, in accordance with the procedure prescribed by the current laws and by the Articles of Association, for the term ending at the next annual General Meeting of Shareholders. The persons, who are elected to the Supervisory Council, may be re-elected any number of times.
4.2. The number of members of the Supervisory Council shall be determined with the resolution by the General Meeting of Shareholders and (or) by the Articles of Association, but the number of members shall be at least seven.
4.3. If the annual General Meeting of Shareholders is not held within the terms prescribed by the current laws, the powers of the Supervisory Council of the Bank shall be terminated, with the exception of the powers for preparation, convocation and holding of the annual General Meeting of Shareholders.
4.4. The members of the Board of the Bank shall not make more than one-fourth in the number of members of the Supervisory Council.
4.5. The elected members of the Supervisory Council shall include at least three independent members of the Supervisory Council, who shall comply with the following requirements:

- not to act as the officers or employees of the Bank for the three recent years;
- not to act as the officers of another company, where any of the officers of the Bank may act as a member of the personnel and remuneration committee at the board of directors;
- not to be the close relatives of any officers of the Bank;
- not to be the affiliated persons of the Bank or affiliated persons thereof;
- not to act as the parties with respect to any obligations of the Bank, which terms may give the opportunity to acquire any property (to receive money) in the amount of at least ten per cent of their total annual income, in addition to the remuneration received for participation in the activities of the Supervisory Council of the Bank;
- not to act as the members of the Supervisory Council of the Bank for more than five years;
- not to act as the representatives of the state.

4.6. Only an individual may act as the member of the Supervisory Council. No member of the Supervisory Council shall be obliged to be the Shareholder of the Bank.
4.7. The person, who undertakes the functions of the sole executive body of the Bank, shall not be elected as the Chairman of the Supervisory Council.
4.8. The right for nomination of candidates to the Supervisory Council shall be given to the Shareholders of the Bank (to the representatives thereof) holding in total at least two per cent of the voting shares of the Bank on the date of making the proposal.
4.9. The Shareholders (Shareholder) of the Bank holding in total at least two per cent of the voting shares of the Bank shall be entitled, within the terms prescribed by the Articles of Association, to make any proposals, in particular, for nomination of any candidates to the Supervisory Council, but the number of the said candidates shall not exceed the number of members of the Supervisory Council.
4.10. The proposals for nomination of any candidates to the Supervisory Council, in particular, in the case of self-nomination, shall specify the name of candidate (and, in the case, where the candidate is the Shareholder of the Bank, number and category (type) of shares held by him), as well as names of the Shareholders, who nominate the said candidate, and number and category (type) of shares held by them, respectively.
4.11. The proposals for nomination of any candidates to the Supervisory Council shall be submitted in writing to the name of the Chairman of the Supervisory Council within the period of thirty days following the end of financial year. The submission date of the proposals for nomination of any candidates to the Supervisory Council shall be considered as the date of their registration by the subdivision of the Bank, which may provide registration of the received correspondence.
4.12. The candidate members of the Supervisory Council shall comply with the qualification requirements, which may be determined by the current laws and by the regulatory acts of the competent authorities.
4.13. In addition to the proposal for nomination of any candidates to the Supervisory Council, the initiator (initiators) of the said nomination shall submit to the Supervisory Council the consent signed by the candidate to be nominated as the member of the Supervisory Council, which consent shall specify the following information:

- full name of the candidate;
- passport requisites;
- home address;
- date of birth;
- education (finished educational institution, speciality);
- office (position) taken on the date of giving the consent to be nominated, positions for the five recent years, in particular, offices in the bodies of management of other legal entities;
- shares of participation in the authorised capitals of other business subjects;
- whether any implemented judgement by the court with respect to the candidate may determine the fact of his illegal actions in the course of bankruptcy and (or) fictitious bankruptcy, as well as any losses, which may be incurred by any credit organisation.

4.14. The candidates shall be included in the list of candidates to be voted for election to the Supervisory Council, with the exception of the following cases, where:
- term for submission of the proposal is not observed;
- incomplete information is specified in the proposal;
- Shareholders, who make the proposal, do not hold the sufficient number of voting shares, which is necessary for this purpose, on the date of making the proposal;
- initiators, who make the proposal, are the persons not registered in the Register of Shareholders;
- nomination of the candidate, who is proposed for election to the Supervisory Council, does not comply with the requirements of the current laws of Russian Federation, with the Articles of Association, or with these Regulations, or the candidate gives no consent to be nominated as the member of the Supervisory Council.

The motivated resolution to reject inclusion of any proposed candidate in the ballot paper shall be sent to the Shareholders, who make the said proposal, within three days following the date of receiving the same.

4.15. The Supervisory Council shall consider the received proposals and adopt the resolution for inclusion thereof to the agenda of the annual General Meeting of Shareholders or for rejection of inclusion to the said agenda within five days following the deadline for acceptance of the proposals to the agenda of the annual General Meeting of Shareholders.
4.16. In the absence of any proposals within the said term as well as in the presence of any mistakes, restrictions, prohibitions and other circumstances, which may prevent inclusion of the nominated candidates to the voting list for election to the Supervisory Council, the candidates to the voting list for election to the Supervisory Council may be the members of the Supervisory Council, who are elected by the last General Meeting of Shareholders, as well as any other candidates, in accordance with the resolution by the Supervisory Council.
4.17. The Supervisory Council shall not be entitled to include any persons, who may be subjected to the legally determined restrictions and prohibitions, in the voting list for election to the Supervisory Council.
4.18. The resolution of the Supervisory Council to reject inclusion of any candidates in the ballot papers may be appealed against through the court.
4.19. If voting is conducted in the General Meeting of Shareholders on the matter of election of the members of the Supervisory Council, the ballot paper shall contain the information about the candidates with specification of their full names.
4.20. The election of the members of the Supervisory Council shall be provided by cumulative voting. For the purposes of cumulative voting, each voting share of the Bank shall give the same number of votes as the total number of members of the Supervisory Council. Any Shareholder or representative thereof shall be entitled to give the votes of the own shares in full for one candidate or to distribute the votes among several candidate members of the Supervisory Council.
The candidates shall be elected as the members of the Supervisory Council if they are given the largest number of votes, in accordance with the number of members of the Supervisory Council of the Bank, which may be determined by the General Meeting of Shareholders.
4.21. For the period of execution of their obligations, the members of the Supervisory Council may be paid the remuneration and (or) compensation of their costs related to execution of their functions of the members of the Supervisory Council. The resolution for such payment and amounts of such remuneration and compensation shall be adopted by the General Meeting of Shareholders of the Bank.
4.22. The resolution for earlier termination of the powers of the members of the Supervisory Council may be adopted by the General Meeting of Shareholders only with respect to all the members of the Supervisory Council.

5. Obligations of Members of the Supervisory Council

5.1. The members of the Supervisory Council shall take part in the proceedings of the Council, be informed about the activities of the Bank, be independent in the own judgements, observe loyalty with respect to the Bank, and act honestly and reasonably for the interests of the Bank.
5.2. The members of the Supervisory Council shall not be entitled to use the given opportunities for any purposes, which may contradict to the Articles of Association, or for making any damage to the property and / or non-property interests of the Bank.
5.3. The persons, who may be elected by the General Meeting of Shareholders of the Bank, within the period of ten days following the date of the General Meeting of Shareholders. which agenda includes the matter of election of the Supervisory Council, shall provide the Bank, in accordance with the current laws of Russian Federation, with all the necessary information to be systematised and transmitted to the controlling authorities. The said information shall include the following:

- full name of the member of the Supervisory Council;
- citizenship;
- passport requisites (number, series, place and date of issue);
- date and place of birth;
- education (graduation time and finished educational institutions, qualification, speciality);

- issued qualifying certificates (number, series, validity term, place and date of issue) for execution of professional activities in securities market;
- positions taken on the date of election to the Supervisory Council, with specification of the date of employment and name of organisation;
- positions taken for five recent years with specification of the period and name of organisation;
- shares of participation in the authorised capitals of other companies.

In the case of any change in the earlier provided information, the member of the Supervisory Council shall inform the Bank in writing within five calendar days following the moment, when the said changes may arise.

5.4. In the case, where the member of the Supervisory Council, his (her) wife (husband), parents, children, brothers, sisters, as well as all their affiliated persons may be interested in any transaction, where the Bank is taking or intends to take part, as well as in the case of any other contradiction between the interests of the said persons and the Bank with respect to the existing or proposed transaction, the said member shall submit the following information to the Supervisory Council, Auditing Commission, and external auditor of the Bank:

- about the legal entities, in which they hold solely or jointly with the own affiliated person (persons) twenty per cent or more voting shares (stocks, interests);
- about the legal entities, in which bodies of management they take any positions;
- about the executed or proposed transactions, which may be known to them, and where they may be recognised as the interested persons.

The member of the Supervisory Council, who informs thus about the own interests in any transaction or about another conflict of interests, shall not be entitled to take part in voting for adoption of the resolution on conclusion of the said transaction.

6. Responsibilities of Members of the Supervisory Council

6.1. The members of the Supervisory Council shall be responsible to the Bank for any losses, which may be incurred by the Bank due to their faulty actions (omission) unless other grounds and amounts of such responsibilities are prescribed by the current laws of Russian Federation.

6.2. The members of the Supervisory Council shall not be responsible to the Bank if they voted against the resolution, which may result in the losses incurred by the Bank, or if they did not take part in such voting.

6.3. Determination of the grounds and amount of responsibility of the members of the Supervisory Council shall take into consideration the usual conditions of the business turnover and any other circumstances, which may be essential in this case.

6.4. In the case, where responsibility may be imposed to several members of the Supervisory Council, their responsibility to the Bank shall be collective.

6.5. The Bank or any Shareholder (Shareholder) holding in total at least one per cent of the allotted ordinary shares of the Bank shall be entitled to appeal to the court with the claim against any member of the Supervisory Council for compensation of any losses, which may be incurred by the Bank.

6.6. The members of the Supervisory Council shall not be entitled to disclose any information, which may become known to them, if it contains the bank or commercial secret or confidential information about the activities of the Bank.

7. Chairman of the Supervisory Council

7.1. The Chairman of the Supervisory Council shall be elected by the members of the Supervisory Council of the Bank from their number with the simple majority of votes from the total number of members of the Supervisory Council of the Bank.

The Supervisory Council shall be entitled at any time to replace the Chairman of the Supervisory Council with the simple majority of votes from the total number of members of the Supervisory Council of the Bank.

7.2. The Chairman of the Supervisory Council shall act as follows:
- to organise the proceedings of the Supervisory Council;
- to convene the meetings of the Supervisory Council and to preside therein;
- to organise record of the minutes in the said meetings;
- to preside in the General Meeting of Shareholders of the Bank and to sign the minutes of the General Meeting of Shareholders as well as any other documents, which approval may be assigned to the competence of the General Meeting of Shareholders and Supervisory Council;
- to organise and control the proceedings of the commissions, committees, working groups (if any of them may be formed);
- to execute any other obligations, which may be prescribed by the current laws, by the Articles of Association, and by these Regulations.

7.3. In the case of provisional absence of the Chairman of the Supervisory Council of the Bank, his functions shall be executed by the Deputy Chairman of the Supervisory Council, who shall be elected by the members of the Supervisory Council, in accordance with the procedure prescribed by Paragraph 7.1. hereof.

8. Audit Committee

8.1. In order to provide the effective control by the Supervisory Council over the financial and economic activities of the Bank, the Supervisory Council shall form the Audit Committee.

8.2. The exclusive functions of the Audit Committee shall be as follows:
- to draft the recommendations for the Supervisory Council to select the candidates of the external auditors of the Bank;
- to estimate the efficiency of the internal control procedures of the Bank and to draft the proposals for improvement thereof;
- to draft the recommendations for elimination of the discovered violations and for prevention of similar violations in future;
- to provide prior consideration of the opinion of the external auditor of the Bank before submission thereof to the General Meeting of Shareholders;
- to submit the results from consideration of the opinion of the external auditor to the Shareholders as the materials to the annual General Meeting of Shareholders.

8.3. The Audit Committee of the Bank shall be presided by the independent member of the Supervisory Council. The sphere of responsibilities of the Chairman of the Audit Committee shall include execution of the aforementioned functions by the Audit Committee as well as compliance of the Bank in the whole with the requirements of the current laws and regulating authorities.

8.4. The matters of competence, proceedings, procedures of formation and functioning terms of the Audit Committee at the Supervisory Council shall be determined by the Regulations of the Audit Committee at the Supervisory Council of Joint stock company Bank "Vozrozhdeniye".

9. Procedure for Convocation of Meetings of the Supervisory Council

9.1. The meeting of the Supervisory Council shall be convened by the Chairman of the Supervisory Council with the own initiative as well as with the demand by any member of the Supervisory Council, by any member of the Auditing Commission, by the external auditor, by the Board, or by the Chairman of the Board.

9.2. The demand for convocation of the meeting of the Supervisory Council shall be sent to the Bank subdivision, which executes registration of correspondence, made by the initiator in writing, and contain the following information:
- clearly formulated goal of the meeting to be held, matters of the agenda, and motivated explanation for each of them;
- draft documents subjected to approval;
- personal signature of the initiator of the meeting to be convened, telephone and fax numbers;

- minutes of the meeting of the Auditing Commission or executive body (Board) with the resolution for convocation of the meeting of the Supervisory Council if such initiative may come from the said bodies;
- any other information, which may be necessary to hold the meeting of the Supervisory Council.

9.3. The Chairman of the Supervisory Council shall reject the demand for convocation of the meeting of the Supervisory Council in the following cases:

- goal of the meeting to be held and (or) matters of the agenda formulated by the initiator do not comply with the competence of the Supervisory Council;
- matters formulated by the initiator are submitted to the meeting of the Supervisory Council before receiving the relevant demand by the Supervisory Council;
- for any other reasons, which may be related to violation against the procedure for convocation of the meeting of the Supervisory Council.

9.4. Having received the demand for convocation of the meeting and made sure of its legality, within the period of ten business days following delivery of the said demand, the Chairman of the Supervisory Council shall appoint the date, time and place to hold the meeting of the Supervisory Council or formulate the reasons for the official rejection.

9.5. The Supervisory Council shall hold the own meetings if necessary but at least once every quarter.

The meeting of the Supervisory Council, which adopts the resolution for convocation of the annual General Meeting of Shareholders, shall be held not later than in forty-five days preceding the date of the said General Meeting of Shareholders of the Bank for consideration of the matters and adoption of the resolutions related to preparation and holding of the annual General Meeting of Shareholders with respect to the business results of the last financial year.

9.6. The Secretary of the Supervisory Council shall prepare the agenda of the meeting, taking into consideration the matters, which may be proposed by the persons specified in Paragraph 9.1. hereof.

9.7. The notice for convocation of the meeting of the Supervisory Council shall be sent to each member of the Supervisory Council in writing (delivered by courier, registered mail, fax) and by electronic mail not later than in three days preceding the date of the said meeting.

The notice shall specify the time and place of the meeting to be held as well as the matters of the agenda.

9.8. The following documents shall be attached to the notice:

- explanations for each matter of the agenda;
- draft documents subjected to approval;
- draft resolution for each matter of the agenda.

10. Procedure of Meetings of the Supervisory Council

10.1. The meeting of the Supervisory Council shall be presided by the Chairman of the Supervisory Council, with the exception of the cases prescribed by Paragraph 7.3. of these Regulations.

10.2. The procedure of the meeting of the Supervisory Council shall be approved directly in the meeting.

10.3. The quorum to hold the meeting of the Supervisory Council shall be 50 per cent of the number of the elected members of the Supervisory Council.

10.4. In the case, where the number of members of the Supervisory Council becomes less than one half of the number, which may be prescribed by the Articles of Association, the extraordinary General Meeting of Shareholders shall be convened in order to elect the new members of the Supervisory Council. The remaining members of the Supervisory Council shall be entitled to adopt the resolution only for convocation of the extraordinary General Meeting of Shareholders.

10.5. Each member of the Supervisory Council shall hold one vote. In the case of equal votes given by the members of the Supervisory Council, the vote of the Chairman of the Supervisory Council shall be casting. No member of the Supervisory Council shall be entitled to delegate the own vote to another member of the Supervisory Council of the Bank or to any third person.

10.6. The resolutions in the meeting of the Supervisory Council shall be adopted with the simple majority of votes given by the attending members of the Supervisory Council.

10.7. The resolutions of the Supervisory Council shall be adopted unanimously by all the members thereof in the case of consideration of the following matters:

- increase of the Authorised Capital of the Bank;
- execution of the large transaction, which object may be the property at the price amounting from 25 to 50 per cent of the balance value of the Bank assets on the date, when the resolution is adopted for execution of the said transaction.

10.8. In addition to the members of the Supervisory Council, the initiators of convocation of the meeting shall be invited thereto.

The directors of subdivisions and other officers of the Bank may be invited to the meeting of the Supervisory Council for substantiation of the matters under consideration and giving the essential explanations.

10.9. The member of the Supervisory Council, who is absent in the meeting, shall be entitled in advance to give the Chairman of the Supervisory Council the own opinion on the matters to be submitted for discussion in the meeting, which opinion shall be made in writing.

The written opinion submitted by the member of the Supervisory Council shall be attached to the minutes of the meeting of the Supervisory Council and taken into consideration in calculation of votes.

10.10. Any voting on the matters to be resolved shall be conducted by show of hands.

On the certain matters, with the initiative by the Chairman of the Supervisory Council, due to the special reasons, which may require operative resolution, such resolution may be adopted by the Supervisory Council through voting by correspondence (questionnaire).

10.11. For formulation of voting by questionnaire, the Chairman of the Supervisory Council shall formulate the matter put on voting and determine the period, in which voting will be conducted.

10.12. The questionnaire of the members of the Supervisory Council shall be conducted by collection of their signatures in the questionnaire forms making the written evidence of the will of the members of the Supervisory Council. The questionnaire forms signed by the members of the Supervisory Council, in accordance with the terms of voting by correspondence, shall be submitted to the Bank (by mail, courier, etc.).

10.13. For additional work on the draft resolutions and consideration of the proposals and notes made in the meeting, the Supervisory Council shall form, if necessary, the working groups including the own members as well as the representatives of other bodies and (or) subdivisions of the Bank.

The persons, who head the said groups, shall organise their work and provide submission of the corrected draft resolutions in accordance with the prescribed terms.

10.14. If necessary, any meeting of the Supervisory Council may be adjourned with the consent of the attending members of the Supervisory Council.

11. Minutes of Meetings of the Supervisory Council

11.1. The minutes shall be recorded in the meeting of the Supervisory Council.

Record of the minutes shall be delegated to the Secretary of the Supervisory Council.

11.2. The minutes of the meeting of the Supervisory Council shall be executed within ten business days following the date of the meeting. In the special cases, which may require immediate actions, the minutes may be executed and signed by the Chairman and by the Secretary before the said time.

11.3. The minutes of the meeting of the Supervisory Council shall contain the following information:

- place, date and time of the meeting;
- members of the Supervisory Council attending the meeting and other persons, who may be invited;
- presence of quorum;
- persons executing the functions of the Chairman and Secretary of the meeting;
- agenda of the meeting;
- names of the reporters and speakers on the matters of the agenda, summary of the course of discussion of the said matters;
- matters put on voting and results of such voting;
- adopted resolutions.

11.4. The minutes of the meeting of the Supervisory Council shall be signed by the person presiding in the meeting and by the Secretary of the Supervisory Council, who shall be responsible for correct execution of the said minutes. The documents, which may be approved by the Supervisory Council, shall be signed by the Chairman of the Supervisory Council.
11.5. The following documents shall be attached to the minutes of the meeting of the Supervisory Council:

- documents serving the basis to hold the meeting;
- original documents approved in the meeting;
- special opinions expressed in writing and signed personally by the members of Supervisory Council to be taken into consideration for the voting purposes.

11.6. The original minutes shall be kept by the Secretary of the Supervisory Council.
The minutes of the meeting of the Supervisory Council shall be made accessible for reading by the members of the Supervisory Council, by the members of the Board, as well as by the Shareholders of the Bank or representatives thereof.
The copies of the minutes shall be certified by the Secretary of the Supervisory Council and given to the members of the Supervisory Council on their requests.
11.7. In the cases, which may be prescribed by the current laws, the Bank shall be obliged, on demand to be made in writing by any Shareholder, give him for charge copies of the minutes of the meeting of the Supervisory Council.
The amount of such charge shall be determined by the Bank but it shall not exceed the cost of making copies of the documents and other costs related to mailing the said documents.
11.8. The resolutions of the Supervisory Council shall be binding for fulfilment by the Chairman of the Board, structural subdivisions and employees of the Bank.

12. Secretary of the Supervisory Council

12.1. The Secretary shall be elected from the number of members of the Supervisory Council in the first meeting of the Supervisory Council with the nomination by the Chairman of the Supervisory Council.
12.2. The Secretary of the Supervisory Council shall act as follows:

- to work on the documents, which may be submitted to the Supervisory Council, and report the same to the Chairman of the Supervisory Council and to other members of the Supervisory Council;
- to prepare the agenda of the meeting of the Supervisory Council and send the notices to the members of the Supervisory Council with respect to the meeting to be held;
- to prepare the draft resolutions of the Supervisory Council;
- to prepare the analytical, reference and other materials, which may be necessary for consideration of the matters by the Supervisory Council;
- to provide organisation of the meeting of the Supervisory Council;
- to prepare and certify with the own signature the excerpts from the minutes of the meeting of the Supervisory Council as well as from the minutes of the General Meeting of Shareholders; to certify the said excerpts with the seal of the Bank;
- to provide coordination and interaction of the Supervisory Council with the executive bodies of management and subdivisions of the Bank;
- to send letters and other declarations from individuals, organisations, institutions and enterprises, which may be submitted to the Supervisory Council, to the competent bodies subdivisions of the Bank;
- to provide accurate business correspondence, compliance with the requirements of the commercial and official secret.

13. Documents Kept by the Supervisory Council

13.1. The minutes of the meeting of the Supervisory Council may be provided for reading on the written request to the members of the Supervisory Council, to the Chairman of the Board, to the members of the Board, to the members of the Auditing Commission, to the external auditor of the

Bank, to the official representatives of the controlling authorities in the location of the central office of the Bank, and to the Shareholders of the Bank.

13.2. The minutes of the meeting and other documents of the Supervisory Council shall be given for reading to the representatives of the controlling authorities and to the Shareholders of the Bank by the Secretary of the Supervisory Council under receipt with the written permission of the Chairman of the Supervisory Council (or Deputy Chairman) on the basis of the relevant request.

13.3. The minutes of the meeting of the Supervisory Council and other documents, which may be approved in the meeting of the Supervisory Council, shall be provided by the Bank within seven days following the date, when the Bank receives the written request, for reading in the office of the executive body of the Bank.

13.4. The documents, which may be formed as a result of activities of the Supervisory Council, shall be filed in the archives of the Supervisory Council for permanent keeping.

The archives of the Supervisory Council of the Bank shall include:

- minutes of the meeting of the Supervisory Council;
- appendices to the minutes of the meeting of the Supervisory Council;
- other information materials to the meeting of the Supervisory Council;
- documents and materials of the commissions, committees, and working groups Supervisory Council (if any may be formed);
- documents and materials requested by the Supervisory Council or by the members thereof, in accordance with the procedure prescribed by the special regulations to be approved with the resolution by the Supervisory Council;
- other materials and documents.

The documents included in the files of the Supervisory Council shall be subjected to keeping on the infinite basis in the archives of the Bank. Such keeping shall be provided on the account of the Bank.

Systematisation and archiving of the documents and materials of the Supervisory Council shall be provided by the Secretary of the Supervisory Council under the supervision of the Chairman of the Supervisory Council.

Any member of the Supervisory Council shall have the unlimited access to the documents and materials filed by the Supervisory Council.

13.5. In the cases, which are not prescribed by these Regulations, the access to the information on the matters, which are discussed in the meeting of the Supervisory Council, may be given only with the permission by the Chairman of the Supervisory Council or by the person, who may substitute the latter.

14. Conclusive Provisions

14.1 This Provision On the Supervisory Council shall be approved by the General meeting of shareholders by a simple majority of votes given by the shareholder attending the meeting.

14.2 Any suggestion to amend the Provision or to develop a new working hereof shall be made under the laws, the Charter and this Provision.

14.3 If any Clause of this Provision contradicts the laws and/or regulations of the Russian Federation as a result of any change in such laws and/or regulations, it shall be considered null and void. Members of the Supervisory Council, executive bodies and departments of the Bank shall act under the laws and regulations of the Russian Federation until requisite amendment is approved.

Approved with Resolution by
the General Meeting of Shareholders
Minutes No. 1 dated June 25, 2004

____
(place of signature)
Yu. M. Marinichev,
duly authorised by
the General Meeting of Shareholders,
Chairman of the General Meeting
of Joint stock company Bank "Vozrozhdeniye"

(place of seal)

Joint stock company Bank "Vozrozhdeniye"

Regulations of the Executive Bodies

Moscow City
2004

1. General Provisions

1.1. These Regulations of the executive bodies of Joint stock company Bank "Vozrozhdeniye", hereinafter referred to as the "Regulations" and "Bank", respectively, shall determine the status and election procedure of the sole executive and collective executive bodies, competence, rights, obligations and responsibilities of the members of the executive bodies of the Bank, procedure of convocations, meetings and execution of resolútions, as well as any other matters related to the activities of the collective executive bodies of the Bank.
1.2. The executive bodies of Joint stock company Bank "Vozrozhdeniye", hereinafter referred to as the "Bank", shall include:
- Chairman of the Board (President) of the Bank as the sole executive body;
- Board of the Bank as the collective executive body.

1.3. The Chairman of the Board and members of the Board of the Bank shall execute the own obligations in accordance with the current laws, with the Articles of Association, with the resolutions adopted by the General Meeting of Shareholders, and with these Regulations.
1.4. The executive bodies shall be responsible for realisation of the objectives, strategy and policy of the Bank to be determined by the General Meeting of Shareholders and by the Supervisory Council of the Bank.

2. Procedure for Election and Termination of Powers of the Chairman of the Board and Members of the Board

2.1. The candidate Chairman of the Board shall be nominated by the Supervisory Council of the Bank from the number of officers of the Bank, who comply with the professional requirements, which may be determined by the current laws and with the regulatory acts of the Central Bank of Russian Federation, and approved with the Central Bank of Russian Federation.
2.2. The Chairman of the Board of the Bank shall be elected by the annual General Meeting of Shareholders with the simple majority of votes given by the Shareholders, who take part in the General Meeting.
2.3. The Chairman of the Board shall be elected for the term of five years and may be re-elected for any number of times.
2.4. The candidate members of the Board shall be approved by the Supervisory Council on the nomination by the Chairman of the Board with the simple majority of votes given by the members of the Supervisory Council.
2.5. Upon preliminary approval of the candidate members of the Board with the Central Bank of Russian Federation, the candidates shall be elected as the members of the Board by the Supervisory Council of the Bank with the simple majority of votes given by the members of the Supervisory Council.
2.6. The members of the Board shall be elected for the term of five years and may be re-elected for any number of times.
2.7. Acting as the sole executive body of the Board, the Chairman of the Board shall execute the functions of the Chairman of the Board of the Bank, which shall act as the collective executive body of the Board.
2.8. The number of members of the Board shall provide the effective work of the Bank and shall be determined by the Chairman of the Board.
2.9. The candidate Chairman of the Board and members of the Board of the Bank shall have higher education in law or economics and at least one-year experience in management of subdivisions of a credit organisation with respect to execution of bank operations or, in the absence of higher education in law or economics, at least two-year experience in management of such subdivisions.
2.10. The candidate Chairman of the Board and members of the Board of the Bank shall not be prosecuted for committing any crimes in the sphere of economics.
Within one year preceding the date of submitting the documents for approval of the candidate Chairman of the Board and members of the Board, they shall not commit any administrative offences in the field of finances and commerce.

2.11. The candidate Chairman of the Board and members of the Board of the Bank shall comply with any other qualifying requirements, which may be determined by the current laws and with the regulatory acts of the Central Bank of Russian Federation with respect to the candidate head of a credit organisation.

2.12. The candidate Chairman of the Board and members of the Board of the Bank shall submit the complete information about themselves to the Supervisory Council of the Bank, in particular, as follows:

- full name;
- citizenship;
- personal identification document (title, series, number, place and date of issue);
- date of birth;
- home address;
- education, finished educational institution, date of graduation, speciality;
- positions taken in administrative bodies of legal entities at present time;
- positions taken in administrative bodies of legal entities for five recent years;
- shares (stocks) held in authorised capitals of legal entities (with specification of share in absolute and percentage expression, name of legal entity, address of legal entity);

as well as any other information, which may be prescribed by the current laws and with the regulatory acts of the Central Bank of Russian Federation, and may be essential in the opinion of the candidate.

2.13. The candidate Chairman of the Board of the Bank may be nominated by any Shareholder (Shareholders) holding in total at least two per cent of the voting shares of the Bank.

Nomination of the candidate Chairman of the Board may be nominated by the said Shareholder (Shareholders) of the Bank may be provided not later than in thirty days following the end of financial year.

2.14. The proposal for nomination of the candidate Chairman of the Board shall be made in writing, with specification of the individual or corporate name of the Shareholder (Shareholders) nominating the said candidate, mail address and contact telephone number, as well as type and number of shares of the Bank held by them, respectively, and signed by the nominating Shareholder (Shareholders).

The said proposal on behalf of a legal entity (entities) shall be signed by the person undertaking the functions of the sole executive body (bodies). The said signature (signatures) shall be sealed by the legal entity (entities) nominating the given candidate.

In the case, where any candidate is nominated on behalf of a group of Shareholders, the said proposal shall specify their representative, his mail address and telephone number.

The said proposal shall contain also the information, which is prescribed by Paragraph 2.12. of these Regulations.

The resolution for inclusion of any candidate in the voting list shall be adopted by the Supervisory Council of the Bank within five days following expiration of the term for acceptance of proposals to include any matters and candidates in the agenda of the General Meeting of Shareholders.

Any candidate shall be included in the voting list, with the exception of the following cases:

- Shareholders fail to observe the terms for submission of proposals;
- Shareholder (Shareholders) do not hold the necessary number of voting shares on the date of submitting the proposal;
- proposal fails to comply with the aforementioned requirements.

In the case of rejection to include any candidate in the voting list, the motivated resolution of such rejection shall be sent within the period of three days to the address of the Shareholder (representative of a group of Shareholders).

2.15. In the absence of any proposals from the Shareholders for nomination of the candidate Chairman of the Board, the Supervisory Council shall be entitled to include any persons as the candidate Chairman of the Board in the voting list on the own discretion.

2.16. The information about the candidate Chairman of the Board of the Bank shall be accessible for the persons, who are entitled to take part in the General Meeting of Shareholders of the Bank, which agenda may include the matter of election of the Chairman of the Board of the Bank.

2.17. The contract with the Chairman of the Board, who is approved by the Central Bank of Russian Federation and elected by the General Meeting of Shareholders, shall be signed on behalf of the Bank by the Chairman of the Supervisory Council.
2.18. The contract with the member of the Board, who is approved by the Central Bank of Russian Federation and elected by the General Meeting of Shareholders, shall be signed on behalf of the Bank by the Chairman of the Board of the Bank.
2.19. The Chairman of the Board shall appoint the own deputies from the number of members of the Board. The number of members and functional obligations of the Deputy Chairmen of the Board shall be determined by the Chairman of the Board, in accordance with the functional structure of the Bank and structure of the obligations to be delegated.
2.20. The Chairman of the Board of the Bank may be discharged from the office before expiration of the term with the resolution to be adopted by the General Meeting of Shareholders of the Bank with the simple majority of votes given by the Shareholders taking part in the General Meeting.
2.21. In the case, where for any reasons the Chairman of the Board becomes unable to continue execution of the own obligations, the provisional sole executive body shall be formed with the resolution by the Supervisory Council, and the resolution shall be adopted for convocation of the extraordinary General Meeting of Shareholders of the Bank in order to elect the new sole executive body.
2.22. The Deputy Chairmen of the Board may be discharged from the office before expiration of the term with the resolution to be adopted by the Chairman of the Board of the Bank.
2.23. The members of the Board may be discharged from the office before expiration of the term with the resolution to be adopted by the Supervisory Council with the simple majority of votes given by the members of the Supervisory Council.
2.24. In the case of discharge of any member of the Board before expiration of the term of his powers, the Chairman of the Board may appoint instead of him any candidate member of the Board to be further approved by the Supervisory Council and by the Central Bank of Russian Federation.
2.25. With respect to discharge of the Chairman of the Board and any member of the Board from office, the Bank shall inform the Central Bank of Russian Federation within one day following the date, when the resolution of such discharge is adopted.

3. Matters in Competence of the Chairman of the Board

3.1. The Chairman of the Board of the Bank shall execute the current business administration of the Bank.
3.2. The Chairman of the Board shall need no power of attorney to act for and on behalf of the Bank.
3.3. The Chairman of the Board shall issue the orders and give the instructions to be binding for fulfilment by all the employees of the Bank.
3.4. The Chairman of the Board shall be entitled to delegate provisionally the own powers (or any part of the own powers) to the own deputies. Such delegation of the powers by the Chairman of the Board to the Deputy Chairmen of the Board shall be executed by the Bank orders and (or) by the powers of attorney to be issued to exercise the given powers.
3.5. The competence of the Chairman of the Board shall include the following matters:

- execution of any operations for and on behalf of the Bank, in accordance with the bank licence, execution of any legal civil transactions, conclusion of any contracts, approval of any accounting, financial, payment, settlement documents, contracts, agreements, protocols, acts, reports, as well as any other documents, in accordance with the current laws;
- representation of the interests of the Bank in the relations with any governmental authorities, in the court, as well as in the relations with any legal entities and individuals in Russian Federation and in foreign countries;
- disposal of any funds and property of the Bank, in accordance with the Articles of Association, with the resolutions adopted by the General Meeting of Shareholders, and with the current laws;
- provision of fulfilment of the resolutions adopted by the General Meeting of Shareholders;
- execution of administrative and regulatory activities for management of the Bank;

– adoption of any resolutions and issue of any orders with respect to the operative business matters of the Bank;
– issue of the powers of attorney (in particular, those with the right of delegation) with the right to represent the interests of the Bank;
– approval of the resolutions adopted by the Board of the Bank and signing any other documents, which may be adopted by the Board of the Bank;
– determination of the structure and volume of the information making the commercial secret, as well as procedure for protection of commercial and bank secrets;
– proposals on the number of members of the Board of the Bank to be further approved by the Supervisory Council;
– nomination of the candidate members of the Board to be further approved by the Supervisory Council;
– appointment of the Deputy Chairmen of the Board;
– appointment of the head officers in the branch offices and representative offices of the Bank (director and deputy directors, chief accountant and deputies thereof) upon adoption of the appropriate resolutions by the Board of the Bank and approval of the candidates with the Central Bank of Russian Federation;
– organisation of the procedure of meetings of the Board;
– appointment of the Secretary of the Board;
– distribution of functions among the subdivisions and obligations among the officers of the Bank to be responsible for the certain fields (forms, methods of realisation) of the internal control;
– approval of the personnel schedule and organisational structure of the Bank;
– approval of the rules of the internal labour procedure;
– conclusion, alteration and termination of the labour contracts with the employees of the Bank, payment of incentives and application of disciplinary penalties;
– approval of the measures for training and qualification upgrade of the employees;
– creation of the atmosphere of interest for the employees of the Bank in the working efficiency of the structural subdivisions and Bank in the whole;
– conclusion (termination) of the contract to record the
Register of Shareholders on behalf of the Bank with the Registrar of the Bank, in accordance with the resolution adopted by the Supervisory Council;
– execution of any other actions, which may be necessary for achievement of the business objectives of the Bank, in accordance with the current laws and with these Articles of Association, with the exception of any actions, which may be attributed to the competence of other bodies of management of the Bank.

3.6. The Chairman of the Board shall be entitled at any time to demand to any member of the Board of the Bank for provision of any information, reports, accounts, plans, explanations on any matter, which may be related to execution of his obligations. The information on any matters of the functioning structural subdivisions of the Bank shall be submitted to the Chairman of the Board by his deputy supervising the relevant subdivision. In order to receive the appropriate information, the chief of the structural subdivision may be called to the meeting of the Board.

3.7. The Supervisory Council shall not be entitled to restrict the powers of the Chairman of the Board.

3.8. The Chairman of the Board may be elected as the member of the Supervisory Council of the Bank by the General Meeting of Shareholders of the Bank. The Chairman of the Board shall not be elected as the Chairman of the Supervisory Council of the Bank.

3.9. The Chairman of the Board shall not be elected as the member of Auditing Commission of the Bank.

3.10. The Chairman of the Board (or, on his direct appointment, Deputy Chairman of the Board) shall represent the opinion of the Board in the meeting of he Supervisory Council and in the General Meeting of Shareholders of the Bank.

4. Matters in Competence of the Board

4.1. The Chairman of the Board shall execute management of the activities of the Board.
4.2. The competence of the Board shall include resolution of the matters of the operative business administration of the Bank, which may affect substantially the activities thereof and require collective approval.
4.3. The resolutions adopted by the General Meeting of Shareholders and by the Supervisory Council of the Bank shall be binding for the Board.
4.4. The competence of the Board shall include the following matters:

- organisation of fulfilment of the resolutions adopted by the General Meeting of Shareholders and by the Supervisory Council of the Bank;
- consideration of the current business results of the Bank unless resolution of the said matters is attributed to the competence of the General Meeting of Shareholders or Supervisory Council of the Bank, in particular, resolution of the matters related to provision of large credits and conclusion of transactions in the amount of five or more per cent of the value of the assets of the Bank, matters related to the operations executed in the securities market, determination of the level of rates for the borrowed and invested resources, in accordance with the market conjuncture, approval of the transactions for borrowing interbank credits, determination of the rates of tariffs and commissions, approval of the real property transactions, as well as consideration of any other matters, which may be related to the current business of the Bank;
- preparation of the materials to be submitted to the Supervisory Council of the Bank for approval (in the terms of preparation to holding the General Meeting of Shareholders) of the large transactions of the Bank and transactions with the interested persons;
- organisation of work in the priority business guidelines of the Bank to be approved by the Supervisory Council;
- appointment of the persons to be responsible for fulfilment of the resolutions adopted by the Supervisory Council of the Bank;
- preliminary discussion on the matters to be submitted for consideration to the Supervisory Council and preparation of the related information materials;
- formation of the permanently acting committees, commissions, and councils, approval of the regulations determining the procedures of their activities;
- approval of the regulations of the structural subdivisions of the Bank (with the exception of the regulations of subdivisions, which approval may be attributed to the competence of the General Meeting of Shareholders and Supervisory Council);
- organisation of drafting and approval of the internal documents of the Bank and other regulatory acts, which may determine the current activities of the Bank, with the exception of the internal documents, which approval may be attributed to the competence of the General Meeting of Shareholders and Supervisory Council;
- determination of the system of labour remuneration and standardisation for the employees of the Bank to be further approved by the Chairman of the Board;
- nomination of the candidate directors of the branch offices and representative offices of the Bank, candidate chief accountants of the said branch offices and representative offices, as well as their deputies to be further approval by the Central Bank of Russian Federation;
- adoption of the resolutions for opening (closing) the internal structural subdivisions, back offices, cash credit centres, operating cash offices beyond the cash centre and exchange offices;
- formation of the funds of the Bank;
- adoption of the resolutions for classification of loans with respect to groups of risk, in the cases, which may be prescribed with the regulatory acts by the Central Bank of Russian Federation;
- approval of the logotype of the Bank to be registered in accordance with the procedure prescribed by the current laws;
- organisation of allotment (confiscation) of the issued securities of the bank, determination of the procedure for their allotment (confiscation) and payment;

– organisation of redemption of the own shares by the Bank and sale thereof, in accordance with the resolutions adopted by the Supervisory Council;

– organisation of payment of the dividends to the Shareholders of the Bank, in accordance with the resolutions adopted by the General Meeting of Shareholders;

– consideration and approval of the quarterly reports of the Bank with respect to securities;

– determination of responsibility for fulfilment of the resolutions adopted by the Supervisory Council, for realisation of the strategy and policy of the Bank with respect to organisation and realisation of the internal control;

– delegation of the powers to draft the rules and procedures in the sphere of internal control for the chiefs of the relevant structural subdivisions and control of fulfilment;

– verification of compliance of the activities of the Bank with the internal documents, which determine the procedure for realisation of the internal control, and estimation of compliance of the contents of the said documents with the nature and scale of business of the Bank;

– consideration of the materials and results from periodical efficiency estimation of the internal control;

– creation of the system of control for elimination of the discovered violations and defects of the internal control and measures adopted for such elimination;

– realisation of control over recording the Register of Shareholders by the Registrar of the Bank;

– creation of the effective systems for transmission and exchange of information providing submission of the necessary data to the interested users; the said systems for transmission and exchange of information shall include all the documents, which may determine the operational politics and business procedures of the Bank;

– matters of interaction with the subsidiaries and dependent companies, in particular:

  – adoption of the resolutions for addition of any matters to the agenda of the general meetings of the said subsidiaries and dependent companies;

  – appointment of the persons representing the Bank in the general meetings of the said subsidiaries and dependent companies, issue of the voting instructions to the appointed persons;

  – nomination of the candidates to the bodies of management of other companies, where the Bank may be a member;

– provision of the open information about the business of the Bank to the clients, depositors, Shareholders of the Bank, and other interested persons; provision of the Shareholders and duly authorised representatives thereof with the opportunity to read the information materials, which may be prescribed by the current laws, disclosure of the information about the activities of the Bank in the form of the annual statements, quarterly reports of securities, notices of the essential facts related to the financial and economic activities of the Bank, and any other information, which may produce a significant effect to the price of the securities of the Bank to allotted by the Bank for public or being in the public turnover;

– matters of compliance with the interests of the clients, depositors, and Shareholders of the Bank;

– adoption of the resolutions on any other matters, which may be prescribed by the Articles of Association or determined by the General Meeting of Shareholders and by the Supervisory Council, as well as on other matters, which may fall beyond the frameworks of the ordinary business of the Bank.

4.5. The current system of the Bank for collection, processing and provision of the actual information about the business parameters of the Bank shall be created in such a way to serve with the maximum efficiency to the substantiated administrative resolutions to be adopted by the Board.

4.6. The members of the Board may be elected as the members of the Supervisory Council of the Bank by the General Meeting of Shareholders of the Bank. The Chairman of the Board and members of the Board shall not amount more than one-fourth of the number of members of the Supervisory Council of the Bank.

5. Procedure of Meetings of the Board

5.1. The organisation of the held meetings of the Board shall provide the efficiency of its activities.

5.2. The meetings of the Board shall be held for resolution of the matters of the current management of the Bank and convened if necessary but at least once every month.
5.3. The work of the Board shall be carried out in accordance with the quarterly schedules to be approved by the Board.
5.4. The matters included in the agenda of the meetings of the Board shall be subdivided into the scheduled (included in accordance with the approved quarterly schedule) and extraordinary.
5.5. The meetings of the Board shall resolve the matters, which may be submitted for discussion by the Chairman of the Board (scheduled and extraordinary matters submitted by the Chairman of the Board with the own initiative as well as with the initiative by any member of the Board), as well as the matters, which may be submitted for discussion by the Chairman of the Supervisory Council of the Bank and by the General Meeting of Shareholders.
5.6. The members of the Board and the chiefs of the structural subdivisions of the Bank shall give the Chairman of the Board their proposals with respect to the working schedule of the Board for the next quarter not later than on the twenty-fifth day of the last month in the current quarter (copies of the said proposals shall be always submitted to the Secretary of the Board). The Secretary of the Board shall prepare the draft collective working schedule of the Board for the next quarter and submit the said schedule to the Board for consideration in the first meeting of the following quarter.
5.7. The extraordinary matters shall be submitted to the meeting of the Board not later than in one day preceding the date of the meeting. The Secretary of the Board shall be informed immediately with respect to any extraordinary matters to be submitted to the meeting of the Board.
5.8. If necessary, on agreement with the person, who presides in the meeting of the Board, additional matters may be included in the agenda.
5.9. The resolution for convocation, place, agenda and necessity of inviting the persons, who are not the members of the Board, shall be adopted by the Chairman of the Board or by the duly authorised Deputy Chairman of the Board.
5.10. The meeting shall be presided by the Chairman of the Board or, in his absence, by one of the appointed Deputy Chairmen of the Board.
5.11. The votes in the meeting of the Board shall be counted in accordance with the principle that each member of the Board holds one vote.
5.12. The quorum in the meeting of the Board shall be provided with at least one half of votes given by the members of the Board.
5.13. The resolutions on the matters, which may be included in the agenda and considered in the meeting of the Board, shall be adopted with the simple majority of votes. Voting on any matters shall be conducted by show of hands. If prescribed by the presiding person, voting on any matters may be conducted in writing.
5.14. In the case of equal votes given "in favour" and "against" for voting in the meeting of the Board, the presiding person shall reserve the casting vote.
5.15. No member of the Board shall be entitled to delegate the own right to vote to any other persons, in particular, to other members of the Board.
5.16. If any member of the Board cannot attend the meeting of the Board for a good reason, he may give the written notice with his opinion on the matters to be considered, which opinion shall be taken into consideration for the voting purposes. In this case, the notice shall contain the following information:
- date of the meeting of the Board;
- full name of the member of the Board;
- reason of absence in the meeting;
- serial numbers of the matters in the agenda to be considered in the meeting of the Board and their formulations;
- clearly expressed opinion on the matters in the agenda of the meeting of the Board, from which a conclusion can be made with respect to the results of voting of the absent member of the Board on each matter in the agenda of the meeting;
- date of making the notice;
- signature of the member of the Board.

5.17. The members of the Board, if they do not agree with the resolution of the Board, may give their opinion to the Supervisory Council of the Bank in writing (with specification of the date of the meeting, formulation of the matter in the agenda, formulation of the adopted resolution, and own opinion on the said matter with attachment of the arguments in favour thereof) or demand to record their special opinion on the matter under consideration in the Minutes of the meeting of the Board.
5.18. The candidate member of the Board of the Bank shall be entitled to take part in the meeting of the Board only with the right of advisory vote.
5.19. The members of the Supervisory Council and Chairman of the Auditing Commission shall be entitled to take part in the meeting of the Board only with the right of advisory vote.
5.20. The chiefs of the structural subdivisions of the Bank may be invited to the meeting of the Board for resolution of the matters related to their competence.
5.21. The procedure of speeches in the meeting of the Board shall be determined by the presiding person.
5.22. All the member of the Board shall be notified in advance with respect to the scheduled meeting of the Board.
5.23. The materials on the scheduled matters in the agenda of the meeting of the Board shall be sent to the Secretary not later than in three business days preceding the date of the meeting and the materials on the extraordinary matters shall be sent to him not later than in one day before.
5.24. The materials to the matters in the agenda of the meeting of the Board shall contain formulation of the matters included in the agenda, brief explanation of the included matters, and draft resolutions. The said materials shall be approved by the Deputy Chairmen of the Board supervising the relevant fields of business of the Bank or by the Chairman of the Board.
5.25. In order to hold the meeting of the Board most effectively, with the directive by the Chairman of the Board, the agenda of the meeting and the information materials shall be prepared and circulated to all the members of the Board along with readiness thereof within the time to be sufficient for reading but not later than in one business day preceding the date of the meeting.
5.26. The control in the course of preparation to the meeting of the Board, preparation and circulation of the sets of information materials for preparation to the meeting of the Board, record of the Minutes of the meeting and archives of the Board shall be executed by the Secretary of the Board.
5.27. The results of the held meeting of the Board shall be recorded in the Minutes of the meeting of the Board containing the date and place of the meeting, list of attending persons, information of the present quorum, formulation of the matters to be resolved, texts of speeches, formulation of the adopted resolutions and results of voting, full names and titles of the persons to be responsible for execution of the adopted resolutions.
5.28. The Minutes of the meeting and the documents, which may be adopted in the meeting, shall be approved on behalf of the Board by the person presiding in the meeting of the Board.
5.29. The resolutions of the Board shall be binding for fulfilment by all the structural subdivisions and employees of the Bank.
5.30. The Minutes of the meeting of the Board may be submitted, on the written request, for reading to the members of the Supervisory Council of the Bank, to the Chairman of the Auditing Commission of the Bank, to the official representative of the external auditor of the Bank, as well as to the Shareholders (Shareholder) holding in total at least twenty-five per cent of the voting shares of the Bank.

6. Secretary of the Board

6.1. In order to provide effective preparation of the meeting of the Board to be held, to record and keep the Minutes of the meeting, the Secretary of the Board shall be appointed from the number of employees of the Bank by the Chairman of the Board.
6.2. On the basis of the quarterly working schedule, which is approved by the Board, and taking into account the additional matters and materials, which may be submitted for consideration, the Secretary of the Board shall prepare the draft agenda of the following meeting of the Board and send the same to the members of the Board not later than in three business days preceding the date of the meeting of the Board. The revised draft agenda of the meeting of the Board (taking into account the received notes

and proposals) shall be sent to the Chairman of the Board (or to the appointed Deputy Chairman, who will preside in the scheduled meeting) not later than in one business day preceding the date of the said meeting.

6.3. In accordance with the procedure for holding the meeting of the Board, the materials shall be given to the Secretary of the Board in the paper form (with the approval of the Deputy Chairman of the Board supervising the relevant field of business of the Bank or with the approval of the Chairman of the Board of the Bank) and in the electronic form (by electronic mail).

6.4. The date of submitting the materials to be considered in the meeting of the Board shall mean the date of receiving the said materials in the paper form by the Secretary of the Board.

6.5. Within five business days following the meeting of the Board, the Secretary of the Board shall execute the Minutes of the meeting to be submitted for approval to all the Deputy Chairmen of the Board.

The Minutes shall be approved within three business days. In the course of such approval, if necessary, the Secretary of the Board shall be entitled to make any corrections of editorial nature to the text of the Minutes.

Being approved by the Deputy Chairmen of the Board, the Minutes shall be given to the Chairman of the Board (or to the substituting person, who preside the meeting of the Board) for approval.

6.6. Within one business day following the date of approval of the Minutes of the meeting of the Board, the Secretary of the Board shall circulate the text thereof in electronic or paper form to all the members of the Board.

6.7. The approved Minutes of the meeting of the Board shall be kept by the Secretary of the Board.

6.8. The excerpts from the Minutes of the meeting of the Board with respect to the special matters shall be prepared by the Secretary of the Board. The said excerpts shall be prepared within one business day following the date of execution of the Minutes.

6.9. The excerpts from the Minutes of the meeting of the Board shall be given by the Secretary of the Board to the members of the Board, to the chiefs of the structural subdivisions in the central office of the Bank, and, on request, they may be sent to the managers of the branch offices of the Bank.

7. Responsibilities of the Chairman of the Board and Members of the Board

7.1. The control over the activities of the Board and Chairman of the Board of the Bank for execution of the resolutions, which are adopted by the General Meeting of Shareholders and by the Supervisory Council, shall be provided by the Supervisory Council of the Bank.

7.2. The Chairman of the Board shall undertake the personal responsibility for appropriate execution of the own obligations and for any losses, which may be incurred due to his actions (omission), to the General Meeting of Shareholders of the Bank.

7.3. The members of the Board shall undertake the personal responsibility for appropriate execution of the own obligations and for any losses, which may be incurred due to their actions (omission), to the Chairman of the Board and to the Supervisory Council of the Bank. In the case, where the responsibility to the Bank is undertaken simultaneously by several members of the Board, their responsibility shall be collective.

7.4. The members of the Board, who voted against the resolution, which may result in the losses incurred by the Bank and cause direct or indirect damage to the reputation thereof, or who did not take part in voting, shall not be responsible for the said resolution.

7.5. Determination of the degree of fault and responsibility, which may be imposed to the Chairman of the Board and members of the Board, shall take into consideration whether they act reasonably and honestly in execution of the own obligations, whether they take a proper care, whether they undertake all the necessary measures for appropriate execution of the own obligations. The Chairman of the Board and members of the Board shall be considered as acting reasonably and honestly if no personal interest is involved in adoption of the certain resolutions, if all the necessary information for adoption of the said resolutions is studied carefully by them, and if other related circumstances evidence that they act exclusively for the interests of the Bank.

7.6. The Chairman of the Board and members of the Board of the Bank shall not be entitled to take any offices in other organisations acting as credit or insurance or professional operators in the securities

market, or in any organisations, which may carry out leasing business or be affiliated with respect to the Bank.

The Chairman of the Board and members of the Board of the Bank shall be entitled to take any offices in other legal entities only with the prior consent to be received from the Supervisory Council of the Bank.

7.7. The Chairman of the Board and members of the Board of the Bank shall abstain from committing any actions, which may result in the arising conflict between their personal interests and interests of the Bank. In the case, where such conflict may arise, they shall immediately inform the Supervisory Council appropriately in writing by the application addressed to the Chairman of the Supervisory Council.

7.8. The Chairman of the Board and members of the Board of the Bank shall not be entitled to disclose or use for the own interests or for the interests of any third persons any confidential and insider information and rights, which may be granted to them, for any purposes contradicting to the Articles of Association and to the interests of the Bank.

8. Final Provisions

8.1. These Regulations shall be approved by the General Meeting of Shareholders of the Bank, with the recommendation by the Supervisory Council, with the majority of votes given by the Shareholders taking part in the General Meeting.

8.2. The amendments and additions to these Regulations shall be approved by the General Meeting of Shareholders of the Bank, with the recommendation by the Supervisory Council, with the majority of votes given by the Shareholders taking part in the General Meeting.

8.3. If as a result of change in the laws any provisions of these Regulations may become contradicting to the current laws, the said provisions shall become invalid, and the provisions of the laws shall be applicable directly until the appropriate amendments to these Regulations are made by the General Meeting of Shareholders of the Bank.

Approved with Resolution by
the General Meeting of Shareholders
Minutes No. 1 dated June 25, 2004

RECEIVED
2004 AUG 10 A 8:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

(place of signature)
Yu. M. Marinichev,
duly authorised by
the General Meeting of Shareholders,
Chairman of the General Meeting
of Joint stock company Bank "Vozrozhdeniye"

(place of seal)

PROVISION

On the Auditing Commission

for Joint stock company Bank "Vozrozhdeniye"

(new version)

Moscow City
2004

1. General Provisions

1.1 The Auditing Commission (hereinafter referred to as the Commission) of Open Joint-Stock Company Bank Vozrozhdenie (hereinafter referred to as the Bank) shall be the body supervising financial and economic activities of the Bank under applicable laws and the Bank Charter.
1.2 This Provision shall provide for operation of the Auditing Commission and its competence.

2. Forming of the Auditing Commission

2.1 The Auditing Commission shall be elected by General meeting of the Bank shareholders from the candidature nominated by the Bank shareholders holding in aggregate at least two percent of voting shares.
If no nomination is made to the Auditing Commission by the shareholders, the Supervisory Council may include candidatures to the voting list at its own discretion.
2.2 If the Auditing Commission is not re-elected at any annual general meeting of the Bank shareholders for any reason, the term of its powers shall be considered expired and extraordinary general meeting shall be convened to elect the Auditing Commission in a new composition.
2.3 The powers granted to the Auditing Commission shall be valid from its election by annual general meeting up to the election (re-election) by the next annual general meeting.
2.4 The General meeting of shareholders shall determined quantitative and personal composition of the Commission. The Auditing Commission shall consist of at least 3 members.
2.5 Members of the Auditing Commission may not simultaneously be members of the Supervisory Council as well as hold any other office in the Bank management bodies.
2.6 To nominate to the Auditing Commission, a consent in written shall be obtained from each candidature.
2.7 The shares held by members of the Supervisory Council or person holding any office in other management bodies of the Bank may not participate in the vote to elect members of the Commission.
2.8 The Commission shall elect Chairman of the Auditing Commission from its members.
Chairman shall convene and conduct meetings, arrange operation and keeping of meeting minutes, mail documents and conclusions made by the Commission to addressees, signs documents on behalf of the Auditing Commission together with members of the Commission.
If Chairman of the Auditing Commission is absent for a good reason, the right to sign documents on behalf of Chairman shall be given to any members of the Auditing Commission on the basis of the direction in written made by Chairman of the Auditing Commission.

3. Duties of the Auditing Commission

3.1 The Auditing Commission shall audit financial and economic results of the activities carried on by the Bank within the year. The Auditing Commission may also perform its audit at any time upon the decision of the general meeting of shareholders, the Supervisory Council, at the request of the Bank shareholder(s) holding in aggregate at least 10 percent of voting shares of the Bank or on motion of the Auditing Commission under the approved schedule.
The audits conducted by the Auditing Commission shall ensure efficient control of financial and economic activities of the Bank.
3.2 The Auditing Commission shall decide on organizational matters of audits conducting, determine the persons, who are directly responsible for such audits, at its meetings.
3.3 Any decision at the meeting of the Auditing Commission shall be made by majority of votes given by members of the Auditing Commission attending the meeting. No transfer of voting right from one member of the Auditing Commission to other person including other member of the Auditing Commission is permitted.
3.4 The Commission shall:
- perform documentary audits of financial and economic activities (general or sampling audit) carried on by the Bank;

– check compliance with set standards and limits;
– check timeliness and accuracy of payments to budget;
– check competence of the decisions made by the Supervisory Council or the Board, their correspondence to the decisions made by the General meeting of shareholders;
– check compliance of the Bank and/or its management bodies with laws, instructions and decisions of the General meeting of shareholders;
– check organization and reliability of current accounting and reporting;
– make and approve reports on audits, requisite conclusions including those relative to annual report and balance sheet made by the Bank.

3.5 Any extraordinary audit of the financial and economic activities carried on by the Bank shall be started within 30 days after the request for such audit made by the shareholders or the minute of the General meeting of shareholders or the Supervisory Council has been received. The audit shall be completed within 90 days.

3.6 After completing of any audit, the Commission shall make the report containing:
– confirmation of reliability of the data contained in the reports and other financial documents of the Bank;
– information on any breach of accounting standards and terms of financial statements submission provided by the laws and regulations of the Russian Federation as well as any breach of applicable laws and regulations of the Russian Federation in the course of the Bank activity.

No General meeting of shareholder may approve the financial statement made by the Bank without the report made by the Auditing Commission.

3.7 The Commission shall:
– provide the General meeting of the Bank shareholders, the Supervisory Council and Chairman of the Bank Board with reports on the audits accompanied by requisite remarks and suggestion to increase efficiency;
– keep confidentiality of the Bank activities;
– demand to convene extraordinary general meeting of shareholder provided that any threat to material interests exists or any abuse of the Bank officer is detected.

3.8 Any document made on behalf of the Commission shall be signed by Chairman of the Auditing Commission and its members.

Any member of the Auditing Commission, who disagrees with any conclusion of the Auditing Commission, may prepare his/her special opinion to be attached to the Report made by the Auditing Commission to be considered its integral part.

3.9 The document made on behalf of the Auditing Commission shall be signed by all members of the Auditing Commission unless any member of the Commission is absent for a good reason. Such absence shall be reflected in the Minute made at the meeting of the Commission without fail.

3.10 The Auditing Commission shall make its report on extraordinary audit of the Bank activities and provide it to the person/body who/which requests such extraordinary audit within 3 days of the audit.

Any audit report made by the Auditing Commission on the Bank annual activities shall be provided to members of the Supervisory Council within 5 working days prior to the meeting of the Supervisory Council deciding on conducting of annual general meeting of the Bank shareholders.

3.11 The Bank shall keep minutes and reports made by the Auditing Commission unlimitedly.

4. Rights of the Auditing Commission

4.1 The Commission may:
- request all materials, accounting and other documents requisite to perform audits from the Board and the Supervisory Council;
- request personal explanations on the matters considered by the Commission;
- demand to convene the meeting of the Supervisory Council and extraordinary General meeting of shareholder provided an material threat to the Bank interests exists or any abuse of the Bank officer is detected.

4.2 Members of the Commission may participate in meetings of the Supervisory Council and the Board with deliberative vote.
4.3 The Commission may not cancel decisions made by the Supervisory Council, Chairman of the Board of the Board.

5. Responsibility of Members of the Auditing Commission

5.1 Members of the Commission shall be responsible for bona fide fulfillment of their duties under the applicable laws and this Provision.
5.2 The Commission and its members may not disclose results got in the course of its audit prior to approval of the body which requested for such audit.
5.3 Any member of the Auditing Commission, who discloses the Bank official and bank secret, shall be responsible under applicable laws of the Russian Federation.

6. Conclusive Provisions

6.1 This Provision On the Auditing Commission shall be approved by the General meeting of shareholders upon representation of the Supervisory Council. This Provision shall be approved by a simple majority of votes.
6.2 If any Clause of this Provision contradicts the laws and/or regulations of the Russian Federation as a result of any change in such laws and/or regulations, it shall be considered null and void. Members of the Auditing Commission shall act under the laws and regulations of the Russian Federation until requisite amendment is entered in this Provision.

Approved by
The Supervisory Council
of Joint stock company Bank "Vozrozhdeniye"
Minutes No. 10 dated May 11, 2004

____
(place of signature)
Yu. M. Marinichev,
Chairman of the Supervisory Council
of Joint stock company Bank "Vozrozhdeniye"

(place of seal)

Joint stock company Bank "Vozrozhdeniye"

Corporate Management Code

(new version)

Moscow City
2004

Contents

I. General Provisions

1.1.Joint stock company Bank "Vozrozhdeniye", hereinafter referred to as the "Bank", shall act as one of the significant financial and credit institutions, which owners include both Russian and foreign Shareholders.
1.2.The Bank shall be responsible to the community, acting as an integral part thereof, for wealth of the own Shareholders an clients providing the stable activities of the Bank.
Realising this responsibility and recognising the importance of corporate management for successful business administration of the Bank and for achievement of mutual understanding by and between all the persons, who may be interested in the activities of the Bank, the Bank shall undertake the obligation to conduct the own activities in accordance with the principles described herein and to apply all the reasonable efforts for compliance with the said principles in the own everyday activities.

II. Corporate Management Structure of the Bank

2.1. The corporate management of the Bank shall consist of the system of relations between the Shareholders of the Bank, members of the Supervisory Council, Board, Chairman of the Board, clients of the Bank, as well as any other interested persons (stockholders). The said relations shall be based on administration and subordination, control and responsibility.
2.2. The General Meeting of Shareholders shall act as the highest body of management of the Bank. The General Meeting of Shareholders shall elect the Supervisory Council, to which the general powers shall be delegated for management of the Bank.
The whole current business administration of the Bank shall be executed by the Chairman of the Board (President) of the Bank acting as the sole executive body and being elected by the General Meeting of Shareholders. In order to provide the operative management of the Bank, the Supervisory Council shall elect the Board of the Bank acting as the collective executive body.
The competence of the Board shall include resolution of the most complicated matters in the operative business administration of the Bank, which may affect substantially the activities of the Bank and require the collective approval.

III. Shareholders of the Bank

3.1. The Shareholders of the Bank shall hold the set of rights, which observance and protection shall be provided by the Supervisory Council, by the Board, and by the Chairman of the Board of the Bank.
3.2. The right of the Shareholders to protect their ownership titles for shares against any potential violations shall be secured by the fact that registration of the ownership titles, keeping and record of the Register of Shareholders of the Bank shall be provided by the independent Registrar having the appropriate technical means and systems of control.
3.3. The Shareholders shall be entitled, on the own discretion, to dispose freely of the own shares, to execute any actions, which do not contradict to the law or violate the rights and legal interests of other persons, in particular, to transfer the own shares into the ownership of other persons. For the purposes of appropriate observance and protection of the said right, the Bank shall undertake all the necessary actions.
The Bank shall undertake the measures oriented to increasing liquidity of the own shares, in particular, passing the list procedure with shares to be included in the quoting lists of the trade organisers in the Russian stock market, as well as organisation of turnover of the own shares (by means of ADR and GDR) in the foreign stock markets.
3.4. The Shareholders, who hold the voting shares, shall be entitled to take part in management of the Bank by adopting resolutions in the General Meeting of Shareholders on the matters reserved in their competence.
For the purposes of appropriate observance and protection of the said right, the Bank shall organise the procedure of the General Meeting of Shareholders in such a way to give the Shareholders the real and easy opportunity to take part therein and to provide the equal attitude to all the Shareholders.

The procedure for realisation of the own rights by the Shareholders to take part in the General Meeting, regulations, information of the Shareholders shall be prescribed by the Articles of Association and by the Bank Regulations on Procedure of Preparation, Convocation and Holding the General Meeting of Shareholders to be approved by the General Meeting of Shareholders of the Bank.
The Bank shall provide the Shareholders with the information on the matters included in the agenda of the General Meeting in the volume and within the terms, which enable the Shareholders to make the balanced resolutions. The notice of holding the General Meeting of Shareholders shall be published in the web site of the Bank in Internet not later than in thirty calendar days preceding the date of holding the General Meeting. In the case of holding the extraordinary General Meeting of Shareholders, where the agenda may contain the matter of election of the members of the Supervisory Council, the notice for the Shareholders shall be provided not later than in fifty days preceding the date of holding the General Meeting.
On each matter of the agenda, the Supervisory Council of the Bank shall prepare the objective substantiated explanations and recommendations for the Shareholders. In the case of holding the election of the Supervisory Council, the Bank shall provide the Shareholders with the information about each candidate in the volume prescribed by the laws of Russian Federation.
The Shareholders shall reserve also the right to read the information materials to be prepared to the General Meeting of Shareholders and any other documents, which may be prescribed by the current laws, in the places and in accordance with the procedure determined by the Supervisory Council and specified in the notice of holding the General Meeting of Shareholders.
If the General Meeting of Shareholders is held in the form of the meeting, the Shareholders of the Bank may realise the own right of participation in the General Meeting by any means, which may be suitable for them: by personal presence, by submission of the duly executed ballot paper to the Bank (or to any branch office of the Bank), by mailing the ballot paper to the address of the Central Office of the Bank. Any Shareholder shall be entitled to authorise another Shareholder or any third person for representation of the own interests in the General Meeting.
3.5. The Shareholders shall be entitled to receive timely and regularly the full and objective information about the activities of the Bank in the sufficient volume in order to adopt the substantiated and balanced resolutions on disposal of the own shares.
In particular, the following information shall be disclosed:
- information about the essential facts (events, actions), which may concern the financial and economic activities of the Bank;
- information, which may affect significantly the price of any securities of the Bank;
- information given in the quarterly reports with respect to the securities of the Bank.
For the purposes of appropriate observance and protection of the said right, the Bank shall guarantee compliance with the legally prescribed requirements for disclosure of information, as well as, for the purposes of more complete information about the own activities for the persons, whom it may concern, the Bank shall disclose additional information on the voluntary basis.
3.6. For the purposes of appropriate observance and protection of the rights of the Shareholders, the Bank shall provide the aforementioned information by any means, which may be prescribed for these purposes by the current laws and regulatory acts, in particular:
- by obligatory disclosure of the said information in the web site of the Bank in Internet;
- by tapes of news agencies authorised by the state bodies for disclosure of the said information;
- by printed issues of mass media.
3.7. The Shareholders shall be entitled to receive parts of the net profit of the Bank for the finished financial year in the form of dividends.
The Supervisory Council shall give the General Meeting of Shareholders the recommendations for payment of dividends with respect to the results of the finished financial year. The procedure for determination of the amount of the declared dividends, procedure and terms of such payment and obligations of the Bank, which may arise in this case, shall be determined by the Bank Regulations of Dividend Policy to be approved by the Supervisory Council.
For the purposes of appropriate observance and protection of the said right, the Bank shall be obliged to pay the declared dividends within the terms, which may be prescribed by the General Meeting of

Shareholders, but not later than in sixty days following the date, when the resolution of such payment is adopted.

3.8. The Shareholders of the Bank shall not misuse the rights granted to them, in particular, they shall not undertake any actions, which may be able to undermine the long-term profitability of the Bank, they shall not produce any pressure to the Supervisory Council, to the Board, or to the Chairman of the Board of the Bank in order to force them to realise the objectives of the said Shareholders on the account of other Shareholders. The Shareholders shall evaluate independently the losses and profits, which may result from realisation of their rights.

IV. Supervisory Council of the Bank

4.1. General provisions.

The Supervisory Council shall be elected by the General Meeting of Shareholders and accountable to the latter. The Supervisory Council shall realise the own responsibility to the Shareholders for successful development of the Bank. The Supervisory Council shall consider the own major objective in honest and competent fulfilment of the obligations for management of the Bank, providing security and opportunity of the Shareholders in realisation of their rights as well as protection of their funds and growth of wealth.

The procedure of formation, functioning objectives, competence, working procedures of the Supervisory Council and responsibilities of its members shall be determined by the Bank Regulations of the Supervisory Council to be approved by the General Meeting of Shareholders of the Bank.

The Supervisory Council may not take into consideration the interests of any specific group of the Shareholders but its resolutions shall be based on the necessity to act fairly with respect to all the Shareholders. The members of the Supervisory Council shall act for the interests of the Bank, regardless of the person, who may nominate their candidatures, and of the Shareholders voting for their election.

The Supervisory Council of the Bank shall provide creation of the system for discovery and settlement of any potential conflicts of interests. The Supervisory Council shall provide maintenance of the continuous dialogue with the Shareholders that guarantees observance of their rights and promotes to settlement of the corporate conflicts.

The Supervisory Council shall determine the priority development strategies of the Bank. The Supervisory Council shall create and maintain the necessary mechanisms of control over the activities of the Bank, including the current monitoring and evaluation of the business results of the Bank. Because the risks, which the Bank may come across in the course of the own activities, eventually have to be undertaken by the Shareholders, the Supervisory Council shall provide control over creation of the system of financial risks management for the purposes of minimising negative consequences of the said risks.

The Supervisory Council shall provide control over the financial and economic activities of the Bank. For this purpose, the Supervisory Council shall promote to creation of the effective internal control system, provide systematic evaluation of the functioning internal control system, as well as undertake the measures providing operative compliance by the executive bodies of the Bank with the recommendations and notes made by the Internal Control Service and by the external Auditor of the Bank.

The Supervisory Council shall create the transparent system for evaluation and self-evaluation of the own activities in the whole and each member of the Supervisory Council. In order to enable the Supervisory Council to execute the own obligations properly and to make the real contribution to administration of the Bank, the members of the Supervisory Council shall have high business reputation, knowledge and experience, which may be necessary for adoption of balanced resolutions on the matters attributed to the competence of the Supervisory Council.

The Supervisory Council shall develop the transparent system for remuneration and compensation of the costs, which may be related to execution of the own functions by the Supervisory Council, and propose the said system for approval to the General Meeting of Shareholders.

The Supervisory Council shall create also the system of clear (transparent) criteria and procedures to be known in advance for election of the members of the Board.

The Supervisory Council shall realise that the activities of the Bank may concern the interests of a wide circle of persons. Therefore, for the purposes of successful work of the Bank, the Supervisory Council shall formulate the principles of relations with any groups of persons: Shareholders, clients, contractors and employees of the Bank.
The members of the Supervisory Council shall not disclose or use for their personal purposes or for the interests of any third person any confidential information about the Bank or any insider information. In accordance with this provision, the members of the Supervisory Council shall undertake the measures for protection of the said information.
4.2. Structure of the Supervisory Council.
The Supervisory Council of the Bank shall be presided by the Chairman to be elected by the Supervisory Council.
The Chairman of the Supervisory Council shall be responsible for working organisation of the Supervisory Council. He shall execute management of the Supervisory Council in such a way to prevent any person or group of persons from obtaining the unlimited opportunity to affect the activities of the Supervisory Council.
The Chairman of the Supervisory Council shall be responsible to the Shareholders for realisation of the development strategy of the Bank, effective work of the executive bodies, and control of their activities.
The number of members of the Supervisory Council shall provide its effective work, taking into consideration alternative interests and points of view in development of any resolutions. The Supervisory Council shall be elected in the number of twelve members. The number of members of the Supervisory Council shall be determined by the Articles of Association.
Election of the members of the Supervisory Council shall be provided only by cumulative voting that shall make the essential guarantee to protect the rights of the minor Shareholders.
In order to provide objectivity of the resolutions to be adopted and to maintain the balance between the interests of any groups of the Shareholders, the structure of the Supervisory Council shall include at least three independent members of the Council.
In order to provide the balance between control over the actions of the Board and participation in management, the structure of the Supervisory Council shall include the representatives from the executive bodies of the Bank. The number of the said members of the Supervisory Council shall not exceed one-fourth of the total number of members of the Supervisory Council as may be approved by the General Meeting of Shareholders (including the Chairman of the Board).
4.3. Requirements to members of the Supervisory Council.
The requirements to the candidate members of the Supervisory Council shall be determined by the Regulations of the Supervisory Council, which shall be approved by the General Meeting of Shareholders.
The requirements to the candidates shall be determined in such a way to form the Supervisory Council from the persons having good professional education and perfect reputation, who may be able to make the own contribution to its activities and to work for achievement of the team result.
In the case of their disagreement with the requirements determined by the Articles of Association, the candidate members of the Supervisory Council shall reject their election as the members of the Supervisory Council.
Acting as such, the member of the Supervisory Council shall:
- carry out the own activities honestly, for the interests of all the Shareholders and Bank in the whole;
- have sufficient time for execution of the own functions;
- declare the own independent opinion and protect the same if he thinks it corresponding to the interests of the Bank;
- cease to act as representative of interests of any specific person or group of person at the moment of the own election;
- disclose timely and fully the information about the own interests in any transactions, which may be concluded by the Bank.
Upon election, the member of the Supervisory Council shall undertake the obligations with respect to the own activities to all the Shareholders and Bank in the whole. The obligations of the member of the Supervisory Council, the procedure of his election, reading the files and processes of business,

termination of powers in the case of substitution by earlier or ordinary election, procedure of voluntary retirement of the member of the Supervisory Council, procedure of convocation and holding the meetings of the Supervisory Council shall be determined by the Articles of Association and by the Regulations of the Supervisory Council, which shall be approved by the General Meeting of Shareholders of the Bank.

4.4. The members of the Supervisory Council of the Bank shall be recognised as independent if they:

- are not and were not during three preceding years officers or employees of the Bank;
- are not officers of another company, where any of the officers of the Bank acts as a member of the personnel and remuneration committee at the council of directors;
- are not affiliated persons of any officer of the Bank;
- are not affiliated persons of the Bank (with the exception of membership in the Supervisory Council) or affiliated persons of any affiliated persons of the Bank;
- are not parties under any obligations of the Bank, in accordance with which provisions they may acquire any property (receive money), which amounts 10 or more per cent of the total annual income of the said persons, beyond the remuneration earned for participation in the activities of the Supervisory Council;
- are not large contractors of the Bank (such contractor, whose total amount of transactions with the company during one year equals to 10 or more per cent of the balance value of assets of the Bank);
- are not representatives of the state.

Upon expiration of the five-year term for execution of the obligations as the member of the Supervisory Council, the independent member of the Supervisory Council shall not be considered as independent.

4.5. Combination with offices in administrative bodies of other companies.

The member of the Supervisory Council shall have the sufficient time, which enables him to execute effectively the given obligations.

In order to make a decision for combination of offices in administrative bodies of other organisations, the member of the Supervisory Council shall be based on the assumption that only having the sufficient time he is able to execute properly the own obligations.

4.6. In accordance with the resolution by the Supervisory Council, any committees and commissions of the Supervisory Council may be formed.

The committees of the Supervisory Council shall be created for comprehensive investigation of the matters, which may fall within the sphere of competence of the Supervisory Council, or which may be investigated by the Supervisory Council in order to control the activities of the Bank and to develop the necessary recommendations for the Supervisory Council and for the Board of the Bank.

The committees of the Supervisory Council shall be formed for investigation of the long-term problems in the activities of the Bank, as well as for provision of effective realisation of the especially important administrative and control functions of the Supervisory Council. The structure of the committees of the Supervisory Council may include the members of the Supervisory Council, administrative officers of the Bank. The Supervisory Council shall delegate management of the activities of any committee to the member of the Supervisory Council. On agreement with the Board, the Supervisory Council may form the joint committees of the Supervisory Council and Board of the Bank.

The exclusive functions of the Audit Committee shall be as follows:

- development of recommendations to the Supervisory Council to select candidates as the external auditors of the Bank;
- efficiency evaluation of the internal control procedures of the Bank and drafting proposals for improvement thereof;
- regular hearing the reports of the Internal Control Service;
- development of recommendations for elimination of the discovered violations and fore prevention of similar violations in future;
- provision of the functioning risks management system, which enables to evaluate the risks, which the Bank may come across in the course of the own activities, and to minimise the negative consequences of the said risks;

- consideration of the documents for organisation of the internal control system as may be prepared by the executive bodies of the credit organisation, by the Internal Control Service, by the executive officer for prevention of legalisation (laundering) of revenues gained by criminal means and terrorism financing, by other structural subdivisions of the Bank, by the auditing organisation, which conducts (conducted) audit;
- preliminary consideration of the opinion of the external auditor of the Bank before submission thereof for approval to the General Meeting of Shareholders;
- presentation of the results from consideration of the opinion of the external auditor to the Shareholders as materials for the annual General Meeting of Shareholders.

The Audit Committee of the Bank shall be presided by the independent member of the Supervisory Council.

The sphere of responsibility of the Chairman of the Audit Committee shall include execution of the aforementioned functions by the Committee as well as compliance of the Bank in the whole with the requirements of the current laws and regulating authorities.

The commissions of the Supervisory Council shall be formed for investigation of the current problems in development and prospective projects of the Bank. The structure of the commissions of the Supervisory Council may include the members of the Supervisory Council, members of the Board, and administrative officers of the Bank. The chairman of the commission of the Supervisory Council shall be appointed with the resolution by the Supervisory Council.

The working regulations, competence and terms of powers of the commissions and committees of the Supervisory Council shall be determined in accordance with the with the resolution by the Supervisory Council.

4.7. Working organisation of the Supervisory Council.

The Supervisory Council shall hold the joint meetings at least one every three months. At least one meeting every year shall be dedicated to the matters of the development strategy of the Bank.

The meetings of the Supervisory Council may be held either in the form of joint presence of the members of the Supervisory Council or by correspondence (questionnaire). If the meetings of the Supervisory Council are held in the form of joint presence, each member of the Supervisory Council, who cannot personally take part in the meeting, shall be provided with the opportunity to vote by correspondence.

The minutes of the meeting of the Supervisory Council shall specify the results of voting by each member of the Supervisory Council, who takes part in voting. In the case, where any member of the Supervisory Council fails to take part in the meeting or voting, the appropriate record shall be made in the minutes.

In order to provide the effective work, the members of the Supervisory Council shall have access to all the necessary information.

V. Executive Bodies of the Bank

5.1. General provisions.

For the purposes of provision of the operative management of the Bank, the Supervisory Council shall elect the Board. The work of the Board shall be directed and presided by the Chairman of the Board (President) to be elected by the General Meeting of Shareholders.

The Board shall be accountable to the Supervisory Council. The Board and the Chairman of the Board of the Bank shall carry out the own activities in strict compliance with the Articles of Association and with the Bank Regulations of the Executive Bodies to be approved by the General Meeting of Shareholders, and be accountable to the Supervisory Council with respect to the own activities.

In order to provide effective management of the Bank, the Board shall be provided with a high degree of independence. The Supervisory Council and the Shareholders may not intervene unreasonably to the everyday activities of the Board, restricting the opportunities of the Board to resolve operatively the business matters of the Bank, taking into consideration the variable economic situation.

The Board shall realise the own responsibility to the Shareholders and consider the own major objective as honest and competent fulfilment of obligations in the current business administration of the Bank in order to provide the long-term profitability of the Bank.

The Chairman of the Board shall be responsible for organisation, condition and trustworthiness of accounting in the Bank, for timely submission of the annual statement and other financial accounts to the competent authorities, as well as for the business information of the Bank to be submitted to the Shareholders and clients and published in mass media.
The Board shall be responsible for timely submission of the necessary information and for provision of the Supervisory Council with the regular information.
Combination of offices in the administrative bodies of other organisations by any member of the Board and by the Chairman of the Board may be permitted only with the consent of the Supervisory Council of the Bank. The Chairman of the Board and the members of the Board shall not be entitled to take any offices in other organisations acting as credit or insurance organisations, professional dealers of the securities market, or in the organisations, which carry out leasing business or act as the affiliated persons with respect to the Bank.
5.2. Chairman of the Board.
The Chairman of the Board shall be responsible to the Shareholders for realisation of the development strategy and financial business results of the Bank. The Chairman of the Board shall execute the operative management of the Board and Bank in the whole in such a way to provide the effective functioning thereof.
The procedure of election, full list of matters of competence, responsibilities of the Chairman of the Board of the Bank shall be determined by the Bank Regulations of the Executive Bodies.
5.3. Board of the Bank.
The competence of the Board shall include resolution of the most complicated matters in the operative business administration of the Bank, which may produce a significant influence to the activities thereof and require the collective approval.
For the purposes of provision of the Bank development, the Board shall execute the current business administration of the Bank, fulfil timely and effectively the resolutions adopted by the Supervisory Council and by the General Meeting of Shareholders. The Board shall be responsible for realisation of the objectives, strategy and policy of the Bank.
The procedure of election, full list of matters of competence, responsibilities of the Board of the Bank shall be determined by the Bank Regulations of the Executive Bodies.

VI. Control of Financial and Economic Activities of the Bank

6.1. The Auditing Commission to be elected by the General Meeting of Shareholders shall act as the body providing control of the financial and economic activities of the Bank, in accordance with the current laws and Articles of Association. The audit of the financial and economic activities of the Bank shall be executed by the Auditing Commission with respect to the annual business results of the Bank as well as at any other time, in accordance with the resolution adopted by the General Meeting of Shareholders, by the Supervisory Council of the Bank, with the demand by any Shareholder (Shareholders) of the Bank holding (in total) at least ten per cent of the voting shares of the Bank, or with the initiative by the Auditing Commission, in accordance with the approved schedule. The procedure of election, full list of matters of competence, procedure of audit, responsibilities of the members of the Auditing Commission of the Bank shall be determined by the Bank Regulations of the Auditing Commission to be approved by the General Meeting of Shareholders.
6.2. For execution of the annual audit and confirmation of trustworthiness of the financial accounts and statements, the Bank shall engage the external auditor not related to the Bank or to the Shareholders thereof through any material interests. The Bank shall provide participation of the representatives of the external auditor in the proceedings of the annual General Meeting of Shareholders in order to enable the Shareholders to ask the questions of their interest to the external auditor.
The results from consideration of the opinion of the external auditor of the Bank to be prepared by the Audit Committee and approved by the Supervisory Council of the Bank shall be represented as the materials to the annual General Meeting of Shareholders.
6.3. For the purposes of protection of the rights and legal interests of the investors, the Bank shall create the effectively functioning internal system of control over the own financial and economic activities.

The system of control over the financial and economic activities of the Bank shall include the Bank bodies and services, which activities operatively enable to discover, prevent and restrict the financial and operational risks, to detect non-compliance in execution of the own obligations by the subdivisions and individual employees and officers of the Bank with the requirements of the current laws, mistakes and misuses, as well as drafting of the consultation materials and recommendations for avoidance of the discovered facts in future.
Coordination of the current activities of the elements in the system of control over the financial and economic activities of the Bank shall be executed by the Audit Committee of the Supervisory Council of the Bank.
6.4 The Supervisory Council shall approve the Provision On Internal Control and Audit Department, regulating procedures to ensure internal control, structure of internal control department, rights and duties of employees.

VII. Disclosure

7.1 To protect rights of the shareholders to have information on the Bank activity, the Supervisory Council shall approve the Provision "On Information Policy of the Bank" providing for the rules and approaches of the Bank to disclosure of information.
7.2 All information to be disclosed by the Bank shall be placed on the Bank home page without fail as such source of information is the most accessible and the least expensive way for the Interested persons to get information on the Bank.
7.3 The Bank shall ensure timely and exact disclosure of information on all material matters of the Bank business meeting all requirements of applicable laws as well as voluntary disclosing additional information. For the purpose, the Supervisory Council improves the composition of the information to be disclosed and disclosure ways on the basis of monitoring of investor's requests.
7.4 To ensure continuous dialogue with all Interested persons in the Bank home page, the mode enabling them to ask any question concerning the activities carried on by the Bank and get answers from the Bank officers is implemented.
7.5 The Bank shall annually report to the General meeting of shareholders on the results of its activities by making of annual report. The content of such annual report shall be determined by the Supervisory Council and shall include the following:
- results of the Bank activities including data on specific activities;
- strategy and plans of the Bank;
- major shareholders and constitutional investors holding at least 5 percent of the authorized capital;
- members of the Supervisory Council and the Board including data on number of shares and other securities issued by the Bank they hold and any change in such holding for the reporting period;
- large-scale transactions and those with interest;
- on composition and structure of the committees formed by the Supervisory Council (if any) and the number of meetings held, principal issues considered within the reporting period;
- on compliance with this Code.

7.6 The Supervisory Council shall determine the insider's information and the procedure to make transactions involving such insider's information.

VIII. Conclusive Provisions

8.1 This Code shall come into effect upon its approval by the Supervisory Council.
8.2 Any amendment of this Code as well as a new wording of the Code shall be approved by the Supervisory Council by a simple majority of votes.
8.3 The Supervisory Council shall supervise compliance with provisions of this Code.
8.4 The data on the Bank compliance with the Code of Corporate Management shall be annually included in the annual report and placed on the Bank home page at www.vbank.ru.

Approved by
The Supervisory Council
of Joint stock company Bank "Vozrozhdeniye"
Minutes No. 10 dated May 11, 2004

____
(place of signature)
Yu. M. Marinichev,
Chairman of the Supervisory Council
of Joint stock company Bank "Vozrozhdeniye"

(place of seal)

PROVISION

On Information Policy

for Joint stock company Bank "Vozrozhdenie"

Moscow City
2004

Contents

1. General Provisions

1.1 This Provision *On Information Policy* of Joint stock company Bank "Vozrozhdeniye" (hereinafter referred to as the Provision) has been developed under applicable laws of the Russian Federation, the Charter and the Code of Corporate Management of the Joint stock company Bank "Vozrozhdeniye" (hereinafter referred to as the Bank) and its company documents.
1.2 The Bank information policy has been designed so as to satisfy every need of the Bank shareholders and potential investors, customers and professional participants of securities markets (hereinafter jointly referred to as the Interested persons) in reliable information on the Bank and its business.
1.3 The Bank Information policy is designed to enable its shareholders to exercise as full as possible their rights to get the information important for making of investment and managerial decisions as well as to protect confidential information in the Bank, which disclosure can damage interests of the Bank and its shareholders.
1.4 This Provision provides for the list of information and documents to be disclosed to the Interested persons as well as for the procedure and terms to submit such information and documents.
1.5 The procedure for obligatory provision (receipt) of the information referred to the state or bank secret shall be established and exercised under the laws of the Russian Federation applicable to such information.

2. Principal Definitions

2.1 The State Secret is the information on economic activities which distribution can damage safety of the Russian Federation.
2.2 The Bank secret is the data on bank account or bank deposit of a customer, account transactions, customer personality. The data constituting the Bank secret may be provided to the customers or their authorized representatives. No governmental authority or official may be provided with such data unless otherwise provided by applicable laws of the Russian Federation.
2.3 The Official or Trade Secret is the information which is directly associated with the Bank business, long-term plans of its development, activities exercised by its subsidiaries and affiliated companies. Any disclosure of such information can impede definite deals or even inhibit them and cause property (including loss of profit), moral and other damage.
2.4 The Confidential information is documented information providing for limited access under the laws of the Russian Federation. The data constituting the bank secret, official and trade secrets are referred to the confidential information.
2.5 The Insider's information is the information on issued securities and securities transaction as well as on an issuer and activities exercised by such issuer unknown to third parties which disclosure can considerably affect market value of such securities.

3. Basic Principles of Information Policy

3.1 The basic principles of the Bank information policy are regularity, efficiency, accessibility, reliability, completeness, equilibrium, neutrality, protectability of information sources.
3.2 Regularity means that the Bank, on regular basis, designs to provide all Interested persons with information on its activities by all available means.
3.3 Efficiency means that the Bank designs to inform the Interested persons on the most important events and facts concerning their interests and the Bank business as soon as possible.
3.4 Accessibility means that the means to provide the Interested persons with the information on the Bank will ensure free and light access to such information.
3.5 Reliability means that the Bank designs to provide all Interested persons with reliable and actual information as well as to keep such information free from any misrepresentation or mistake.
3.6 Completeness means that the Bank designs to obtain the information sufficient to ensure detailed representation of any issue important for the Interested persons.
3.7 Equilibrium means that the Bank proceeds from reasonable balance of openness and transparency, on the one hand, and confidentiality on the other hand. Reasonable balance is a derivative of the Bank

striving to exercise rights of the Interested persons to the information as much as possible providing at the same time strict protection of the Bank business by restriction of any access to its valuable trade information.
3.8 Neutrality means that no group of the Bank information receivers has privilege to other in getting of satisfaction. The Bank ensures equal rights and opportunities in receiving and getting access to the information for all Interested persons.
3.9 Protectability means that the Bank employs available means and techniques to protect the information which constitutes state secret, bank, official and trade secrets of the Bank.

4. Disclosure

4.1 The Bank executive bodies are responsible for disclosure of any information on activities carried on by Joint stock company Bank "Vozrozhdeniye". Fulfilling their duties to disclose such information, the Board Chairman and the Bank shall act under applicable laws of the Russian Federation and this Provision.
4.2 The Board Chairman, Deputy Chairmen of the Board shall have an exclusive right to make public speeches on the matters associated with the business carried on by the Bank.
4.3 The officers specified in Clause 4.2 hereof are entitled to delegate the power (under the procedure established by the Bank) to make public speeches (to provide information) at any conference, meeting, seminar, other public events conducted in this country and abroad on behalf of the Bank, to participate in press conferences, briefings, to grant interviews, to make comments for Russian and foreign mass media, finance and investment companies.
4.4 Chairman of the Bank Supervisory Council officially shall comment and interpret any decision made by the Supervisory Council (with consideration of the opinion expressed by the Supervisory Council) as well as shall state views of the Supervisory Council on the issues which have been considered at its meeting.
4.5 Members of the Supervisory Council may publicly state their point of view on the issues considered at the meeting of the Supervisory Council as well as that on the decisions made by the Supervisory Council.
4.6 The Bank executive bodies shall publish the information on the Bank under the applicable laws of the Russian Federation and regulations on mass media, brochures and booklets, arrange Internet conferences and disclose the Bank activities on web-site maintained by the Bank.

5. List of Information Subject to Disclosure and Disclosure Terms

5.1 The information associated with convention and holding of general meetings of the Bank shareholders
5.1.1 The information of the Bank annual general meeting shall be published as an advertisement in *The Daily News. Moscow Region* at least 30 calendar days prior to the general meeting and shall include confirmation of compliance with the Provision *On Arrangement, Convention and Holding of General Meeting of Shareholders for Joint stock company Bank "Vozrozhdeniye"*.
5.1.2 The information on the Bank extraordinary general meeting shall be published as an advertisement in *The Daily News. Moscow Region* at least 30 calendar days prior to the general meeting and, provided that the agenda suggested contains the issue on election for members of the Supervisory Council, at least 50 calendar days prior to the meeting.
5.1.3 The information (materials) to be submitted to the annual general meeting of shareholders shall be the following:
- annual report approved by the Bank Supervisory Council;
- balance sheet, profit and loss report;
- recommendations of the Supervisory Council on distribution of the Bank profits, including payment of dividends and substantiation of such recommendations;
- reports of the Bank Auditing Commission;
- results of annual audit of the Bank financial and economic activities reported by the Bank Auditor;

– conclusions of the Bank Auditor's report prepared by the Auditing Committee of the Bank Supervisory Council;
– data on candidates for the Supervisory Council, Auditing Commission as well as those on the Bank Auditor;
– draft amendments to the Bank Charter (draft new wording of the Bank Charter), draft company documents of the Bank to be approved by the general meeting;
– other information (materials) provided by the laws and regulations of the Russian Federation.

5.1.4 If the agenda of any general meeting includes the issue on the Bank reorganization, the following information (materials) should be additionally provided:
– substantiation of conditions and procedure for the Bank reorganization contained in the decision on separation, split-out or transformation or in the agreement on merger or affiliation approved (adopted) be the Bank Supervisory Council;
– annual reports and annual financial statements prepared by all companies participating in the reorganization for three completed fiscal years preceding the general meeting date or for each completed fiscal year from the date of the company establishment provided the company carries or its activities less than three years;
– quarterly financial statements prepared by all companies participating in the reorganization for the last completed quarter preceding the general meeting.

5.2 Any annual report prepared by Joint stock company Bank "Vozrozhdeniye" shall be published on the Bank web-site at least 30 calendar days prior to the annual meeting of shareholders. Such annual report shall contain:
– results of the Bank activity including those of specific activities and markets;
– guidelines and long-term plans of the Bank development;
– data on payment of declared (accrued) dividends of the Bank shares;
– description of basic risk factors associated with the Bank business;
– data on any change in the Register of Shareholders holding at least 5 percent of the Bank authorized capital;
- data on members of the Supervisory Council and the Board including the information on the number of shares and other securities issued by the Bank they hold and any change in the number thereof for the reporting period;
- data on any transaction (deal) with interest;
- data on any transaction (deal) to be considered large-scale under applicable laws of the Russian Federation;
- data on composition and organizational structure of the committees established by the Supervisory Council and the number of meetings, main issues considered for the reporting period;
- information on compliance with provisions of the Bank Code of Corporate Management;
- accounting documents (financial statements) of the Bank along with auditor's report;
- other date objectively reflecting the activities carried on by the Bank for the reporting period.

5.3 Information on the securities issued by the Bank

5.3.1 Any information in the stage of state registration of the issue (additional issue of securities) may be disclosed by the Bank by publishing of the notice in the news tape, on the Bank web-site, in a periodical or as the Prospectus of Issue placed on the Bank web-site.

In addition to the information disclosed under applicable laws of the Russian Federation, the Bank Prospectus of Issue shall contain the following data (if any):
- reasons of placement;
- persons/entities who/which plan to acquire securities including large interest;
- information on whether the Bank officers participate in acquisition of securities.

5.3.2 The Bank shall publish its advertisement on registration of issue (additional issue) and the procedure to get access to the information within the following terms upon the state registration: news tape – within 3 calendar days upon the state registration, the Bank web-site – within 3 calendar days upon the state registration, the periodical - within 5 calendar days upon the state registration. The full

text of published Prospectus of Issue shall be placed on the Bank web-site within 3 calendar days of its state registration.

5.3.3 Any quarterly report of the Bank on its securities shall be placed on the Bank web-site within 45 calendar days upon relevant quarter completion. Such reports shall contain information provided by applicable laws of the Russian Federation and recommended to be included in the quarterly report by the Bank of Russia.

5.3.4 Any notice of essential facts (events, acts) influencing financial and economic activities carried on by the Bank shall contain the data on:

- reorganization of the Bank, its subsidiaries and affiliated companies;
- any fact causing one-time increasing or decreasing of the Bank assets more than by 10 percent;
- any fact causing one-time increasing of net profits or net loss of the Bank more than by 10 percent;
- any one-time transactions (deals) of the Bank to the amount of or with the property which value is 10 percent and more of the Bank assets as of the date of such transaction (deal);
- any issue of the Bank securities;
- any accrued and/or paid income from the Bank securities (dividends);
- entering of the person holding more than 25 percent of the Bank securities of any type in the Bank Register;
- terms to be observed by the Bank to fulfill its obligations to the holders of its issued securities;
- any decision to issue securities made by the Bank authorized body.

5.3.5 Any notice of essential facts (events, acts) influencing the finance and economic activities of the Bank except the data on state registration of any issue (additional issue) of securities and state registration of the report on the issue shall be published:

- in the news tape within one calendar days of the essential fact;
- on the Bank home page within 3 calendar days after publishing in the news tape.

The information on state registration of any issue (additional issue) of securities and state registration of the report on results of any securities issue shall be placed in the news tape within 3 days upon the state registration.

5.3.6 The data which may essentially influence the value of the Bank securities:

- any decision made by the Bank Supervisory Council on:
    - convention of annual or extraordinary general meeting of the Bank shareholders including approval of the agenda for such general meeting of the Bank shareholders;
    - termination of the powers assigned to the Board and/or the Board Chairman before their expiration;
    - suspension of the powers assigned to Chairman of the Bank Board;
    - recommendations on amount of the dividend to be paid of the Bank shares and the payment procedure;
    - placing of the issue of the Bank reorganization and reorganization procedure and conditions for consideration of the general meeting of shareholders;
    - approval of any large-scale transaction to be made by the Bank;
    - approval of any transaction with interest provided that the amount of such transaction amounts to 5 or more percent of book value of the Bank assets calculated on the basis of its financial statements as of the last reporting date preceding the transaction;
    - approval of Registrar keeping the Register of the Bank Registered Securities Holders;
    - termination of Contract with Registrar keeping the Register of the Bank Registered Securities Holders;
    - acquisition of shares, bonds and other securities placed by the Bank;
    - establishing of subsidiaries and/or opening of the Bank representative offices.
- any change in the interest held by any member of the Bank Supervisory Council, any member of the Board and Chairman of the Board in the Bank authorized capital as well as in that of the Bank subsidiaries and affiliated company and/or any change in the ordinary shares of the Bank and its subsidiaries and affiliated companies held by said persons;
- any change in composition of the Bank shareholders holding at least 5 percent of its ordinary shares;

- any transaction with interest made by the Bank to be approved by the Bank authorized body under the laws of the Russian Federation provided that the amount of such transaction constitutes 5 or more percent of book value of its assets calculated on the basis of the financial statements as of the last reporting date preceding approval of such transaction;
- instituting of the bankruptcy proceedings by arbitration in respect of the Bank and/or its subsidiary or affiliated company and/or instituting of one of bankruptcy procedures;
- concluding of the Contract with the Stock Exchange to be the basis for listing of the Bank securities (Contract with organizer of trading to include the Bank securities in the list of securities admitted by the securities market organizer to the market and excluding of the Bank securities from said list;
- obtaining of permission from the Federal Executive body on securities market to circulate and/or to place the Bank securities outside the Russian Federation;
- detecting of material misstatements in published and/or otherwise disclosed financial statements of the Bank;
- any decision by the Bank to apply the International Standards of Financial Statements or the US Generally Accepted Accounting Principles (US GAAP) to prepare the Bank financial statements and expected terms of such statements disclosure;
- liquidation of any subsidiary and/or affiliated company of the Bank;
- obtaining (suspension or cancellation) of banking license, the license of professional participant of securities market as well as other license which granting, suspension or cancellation may affect the activities carried on by the Bank;
- entering of any action against the Bank, its subsidiary and/or affiliated company, which redress may considerably affect the Bank financial standing or the activities carried on by the Bank, its subsidiaries and affiliated companies;
- any change in the Bank home page designed to disclose the Bank information;
- acquiring of any interest in authorized capital (unit trust) of other profit-making enterprise constituting at least 5 percent of ordinary shares of other joint-stock company constituting at least 5 percent as well as any change in such interest/shares to the amount divisible by 5 percent.

5.3.7 Any information which may have considerable influence on the value of the Bank securities shall be published:

- in the news tape within one calendar day of the event;
- on the Bank home page within three calendar days after placing in the news tape (continuously accessible).

At least 30 minutes prior to placing of such information in the news tape, the Bank shall notify the Organizer of securities market trading of its intention to disclose the information and its content.

5.3.8 Additionally, the Bank shall disclose the following important information:

- any change in the Bank name;
- any decision on increasing (decreasing) of the authorized capital;
- acquiring of own shares unless it is connected with decreasing of the Bank authorized capital (the information on the sources to be used to acquire own shares, the number of shares to be acquired, price of acquisition as well as other information relevant to the reason and purposes of such acquisition);
- any increase (decrease) in the Bank share price at least by 5 percent;
- any change in the Bank guidelines;
- any change of personality of the Bank Auditor, Registrar or Depositary.

5.3.9 The List of affiliated persons of the Bank shall be placed on the Bank home page (continuously accessible). Any change in the List of affiliated persons shall be made within 10 calendar days after the Bank has received the notice of the fact of such change or of acceptance of new affiliated persons.

5.3.10 The Bank Program of Depositary Receipts shall be placed on the Bank home page. Any information of quotations of the Bank securities and securities transactions (deals) in foreign stock exchanges shall be updated quarterly.

5.4 In addition to the information placed in the Bank home page, the following documents and data shall be placed:

- the Bank Charter (with all amendments);

- the Bank Code of Corporate Management;
- the Bank company documents applicable to the Bank bodies;
- structure and composition of the Bank management bodies, general information on the Bank officers (Chairman and members of the Supervisory Council, Chairman of the Board, members of the Board, Chief Accountant, members of the Auditing Commission);
- results of general meetings of shareholders;
- information on dividend policy of the Bank and dividend history;
- the most important decisions made by the Supervisory Council;
- Auditor's reports on reliability of the Bank financial statements;
- financial statements of the Bank published under directions of the Bank of Russia;
- information on the Bank development strategy;
- information on transactions which may effect interests of the Bank shareholders;
- information on transactions with the Bank property to the amount constituting 2 and more percent of fixed assets of the Bank and/or which may affect market value of the Bank shares;
- information on ratings assigned to the Bank by rating agencies (both Russian and foreign);
- review of the Bank news and publications in mass media (to be mailed out in according with the mailing list* each half of hour, if any new information is available).

(mailing list is an address database which shall be kept by the Bank and continuously updated on the basis of the requests from the Interested persons received by the Bank Department of Corporate Activities).*

6. Shareholder Information Procedure

6.1 The Bank Department of Corporate Activities responsible for dealing with the Bank shareholders shall be also responsible for provision of information to them.
6.2 Any document requested by the shareholders and/or its copy shall be provided within 7 days of the request provided that the shareholder is entitled to get such document (to get access to the document).
6.3 Besides the office of the Bank executive body, the shareholders may have access to the documents provided by the Bank in the offices of the Bank subsidiaries.
6.4 Any documents shall be provided upon receipt of the arbitrary request in written made to the name of the Board Chairman or his/her Deputies. The request shall contain full name of the applicant (name and address for the legal entity), number of shares he/she/it holds and the name of requested document.
6.5 To provide documents or copy thereof, the fact of share holding in the Bank shall be checked.
6.6 The List of documents and materials to be provided to the shareholders to decide the issues placed for consideration of annual general meeting of shareholders shall be annually approved by the Bank Supervisory Council. The documents and materials specified in Clauses 5.1.3, 5.1.4 hereof shall be included without fail.
6.7 If the agenda of the annual general meeting includes the issue on placing of additional shares and the draft decision on placing provides for payment of such shares by non-monetary means, the shareholders shall be provided with the list of the property to be used to pay such securities and the report on money value of such property.
6.8 The content of the annual report to be submitted to the shareholders at annual general meeting of the Bank shareholders shall comply with requirements of the Federal Executive body on securities market applicable to execution of the annual report of any joint-stock company.
6.9 The annual report shall be subscribed by the Chairman of the Board and Chief Accountant of the Bank upon preliminary approval of the Supervisory Council. If any member of the Supervisory Council expresses disagreement with the information contained in the annual report, such member of the Supervisory Council shall state his/her/its objections (provide special opinion) in written. The special opinion shall be provided to the Bank shareholders along with the annual report.
6.10 The List of persons entitled to participate in the general meeting of shareholders shall be provided at the request of the person(s) included in the List and holding at least one percent of votes to vote on any agenda issues of the general meeting. The List shall be provided under the same procedure as the materials associated with preparation to the general meeting and the procedure for provision of the information established by Registrar.

6.11 The shareholder(s) holding in aggregate at least 25 percent of voting shares of the Bank shall have an access to accounting documents and minutes of the Bank Board meetings.
6.12 Requests made in written
6.12.1 The documents and information provided in Clauses 5.13 and 5.1.4 hereof shall be provided to the Interested persons in the Bank office or copies of said documents shall be made for payment not exceeding expenses of copying within 7 (seven) days of appropriate request made in written.
6.12.2 The decision to provide information on the Bank activities which is not included in the List of the information to be disclosed under this Provision at the request in written shall be made by responsible Department of the Bank provided that said information:
- concretizes (makes more exact) public information on the Bank and is important for making of investment decisions;
- is not referred to confidential information.
6.12.3 Otherwise the decision to provide any information shall be made by the Board Chairman or his/her Deputies.
6.12.4 Any request in written made by the Interested persons which is not connected with provision of the information included in the List of information to be disclosed under this Provision shall be considered within 30 calendar days of its receipt by the Bank.

7. Procedure for Information of Members of the Supervisory Council

7.1 Members of the Supervisory Council of Joint stock company Bank "Vozrozhdeniye" shall be provided with the information requisite for fulfilling of their duties.
7.2 The Bank officers and employees of the Bank department shall timely provide complete and reliable information on the agenda issues to be considered at meetings of the Supervisory Council and upon the request of any member of the Supervisory Council. Failure to fulfill the duty shall entail responsibility of said persons under applicable labor laws of the Russian Federation and company documents of Joint stock company Bank "Vozrozhdeniye" regulating labor relations in the Bank.
7.3 The information provided at the requests made by members of the Supervisory Council shall be provided through Secretary of the Supervisory Council.

8. Handling of Insider's Information

8.1 Any information on issued securities and securities transactions as well as on any issuer of securities and its activities unknown for third parties which may have considerable influence in market price of the securities shall be considered insider's information.
Any unlawful use of such information may do considerable damage to the shareholders and cause material negative subsequences for financial and business standing of the Bank.
8.2 The information is insider's one provided it:
- is closely connected with Joint stock company Bank "Vozrozhdeniye", its subsidiary or securities, long-term business plans of the Bank or its subsidiary;
- is specific and exact;
- is not generally known;
- could have considerable influence on the price or quotation of the Bank securities after publishing.
8.3 The data containing money of securities and/or estimate of the Bank property status made on the basis of generally known information shall not be referred to insider's information.
8.4 Any individual or legal entity which has an access to insider's information on the basis of law, other regulation, job description or other company document of the Bank as well as on the basis of any Contract with the Bank shall be considered insiders including:
8.4.1 members of the Supervisory Council, Chairman of the Board and members of the Board, members of the Bank Supervisory Council;
8.4.2 any person performing labor, service and other professional duties for the Bank including those performed on the basis of civil contracts enabling them to get access to insider's information (including auditors, specialized depositaries, professional participant of securities market);

8.4.3 Directors General or persons fulfilling duties of sole executive body as well as officers of subsidiaries and affiliated companies;
8.4.4 other individuals and legal entities who/which lawfully or unlawfully command any insider's information.
8.5 The persons who have access to insider's information may not:
- transfer to third parties or make accessible for third parties any insider's information or any information based upon insider's one unless otherwise provided by the laws of the Russian Federation;
- give recommendations to make securities transactions based on said information to third parties;
- make transaction utilizing insider's information.
8.6 The Bank Supervisory Council shall establish the procedure for handling of insider's information. The procedure shall provide that the labor contracts with insiders shall contain special provisions on confidentiality and refraining from use of insider's information for extraoccupational purposes, responsibility for its disclosure and unlawful use.
8.7 The following persons/bodies shall ensure their supervision of compliance with applicable laws of the Russian Federation and special requirements provided by the Bank company documents, to prevent any control of interests and to restrict abuses of insider's information on the part of the Bank employees and departments:
- Chairman of the Supervisory Council shall control activities carried on by members of the Supervisory Council;
- Chairman of the Board shall control activities carried on by members of the Board;
- responsible department of the Bank authorized by the Board shall supervise other officers and employees of the Bank.

9. Information Constituting Commercial or Official Secret

9.1 The information of actual or potential commercial value owing to the fact that it is known to third parties, protected from free access on lawful basis and that the holder of such information assumes measures to protect it shall be considered official or trade secret. The data which may not be official or trade secret are provided by applicable laws of the Russian Federation.
9.2 Official secret is the information which is not public information relevant to the Bank activities. Such information provides the Bank officers, who have an access to it due to their rank, duties or other contractual relations, with an advantage compared to the Bank customers, counteragents and other Interested persons.
9.3 The List of the information constituting trade or official secret as well as criteria to refer information to trade or official secret shall be provided in the Bank company documents to be approved by the Bank Board.
9.4 The information constituting trade or official secret shall be protected. The Bank company documents approved by the Bank Board shall provide for the measures to protect the Bank trade and official secrets from unauthorized use and distribution.
9.5 The Bank represented by Chairman of the Supervisory Council and Chairman of the Board shall do their best to protect all trade and official secrets, to ensure confidentiality and confidential mode of handling, to establish the list of the information, to ensure reasonable balance of the Bank business transparency and efforts to protect its interests.
9.6 Provisions on keeping of confidential information shall be included in the labor contract with any officer and employee of the Bank.

10. Conclusive Provisions

10.1 Chairman of the Supervisory Council shall supervise conformity with this Provision.
10.2 The Supervisory Council may request information on conformity with this Provision from top management of the Bank (Chairman of the Board and the Board).
10.3 The Bank Board shall ensure compliance with confidentiality policy to protect bank, official and trade secrets, to prevent possible damage from disclosure or unauthorized leakage of confidential information.

10.4 Members of the Supervisory Council, officers of the Bank shall be responsible for conformity with this Provision.

10.5 If any Clause of this Provision contradicts the laws and/or regulations of the Russian Federation as a result of any change in such laws and/or regulations, it shall be considered null and void. Clauses of laws and regulations of the Russian Federation shall be applied until requisite amendment is entered in this Provision.

Approved by
The Supervisory Council
of Joint stock company Bank "Vozrozhdeniye"
Minutes No. 10 dated May 11, 2004

____
(place of signature)
Yu. M. Marinichev,
Chairman of the Supervisory Council
of Joint stock company Bank "Vozrozhdeniye"

(place of seal)

PROVISION

On Dividend Policy

for Joint stock company Bank "Vozrozhdeniye"

Moscow City
2004

Contents

1. General Provisions

1.1 This Provision *On Dividend Policy* of Joint stock company Bank "Vozrozhdeniye" (hereinafter referred to as the Provision) has been developed under applicable laws of the Russian Federation, the Charter and the Code of Corporate Management of the Joint stock company Bank "Vozrozhdeniye" (hereinafter referred to as the Bank) and its company documents.
1.2 This Provision have been designed to determine the strategy to be followed by the Bank Supervisory Council to develop its recommendations on amount of share dividend, to ensure transparency of dividend amount calculation, conditions and procedure of their payment.
1.3 The Dividend Policy is based on the balance of interests of the Bank and its shareholders. The Dividend Policy ensures proper calculation of dividends, increasing of capitalization and investment attractiveness of the Bank as well as respect and strict observation of the rights given to the Bank shareholders.

2. Principal Definitions

2.1 The Net profits mean the profits which the Bank commands after taxation and other obligatory payments from its profits to the budget.
2.2 The Dividends mean a part of the Net profits gained by the Bank for current or previous fiscal year to be distributed between shareholders proportionate to the number of shares they hold.
2.3 The Declared dividends mean dividends to be paid under the decision made by the general meeting of shareholders. The Bank shall pay dividends declared in respect of each class (type) of dividends.
2.4 The Paid dividends mean dividends (after taxation) transferred to shareholders in accordance with their bank details contained on the Register of Shareholders or paid to the shareholders, who are individuals, by cash through cash registers of the Bank branches (subsidiaries).
2.5 The Registrar means a legal entity which is a professional participant of securities market and keeps the Register of Securities Holders on the basis of the contract with the Bank.

3. Basic Conditions of Dividend Payment

3.1 Bank Vozrozhdenie is eager to ensure proper payment dividends to shareholders on the basis on the net profits gained in completed fiscal year providing at the same time increasing capitalization of the Bank.
3.2 The Bank dividends shall be paid provided:
3.2.1 there are available net profits of the Bank for completed fiscal years calculated under Clause 4.1 hereof;
3.2.2 there is no restrictions imposed on payment of dividends provided by Article 43 of Federal Law On Joint-Stock Companies;
3.2.3 there is no uncovered loss of previous years;
3.2.4 there are recommendation of the Bank Supervisory Council on amount of dividends;
3.2.5 there is requisite decision of the meeting of the Bank shareholders.

4. Calculation of Dividend Amount

4.1 Under the laws of the Russian Federation, the Bank shall pay dividends to its shareholders from the Bank net profits calculated on the basis of the financial statements made under the Russian Accounting Principles for Credit Institutions.
4.2 To determine the amount of dividend (per one share) to be recommended to the general meeting of shareholder and relative share of nets profits of the Bank to be assigned to pay dividends, the Bank Supervisory Council shall take into consideration that the amount to be assigned to pay dividends shall not exceed 10 percent of the net profits gained by the Bank in the completed fiscal year.
4.3 The amount of dividend of preference non-documentary registered shares issued by the Bank shall be determined under Sub-Clause d), Clause 7.6 of the Bank Charter and shall constitute 20 percent of nominal value of such share. On recommendation of the Supervisory Council, general meeting of

shareholders may decide on payment of increased dividends of preference non-documentary registered shares.
4.4 If the net profits for the completed fiscal year are insufficient, dividends of preference non-documentary registered shares shall be paid from the special fund. The special fund to pay dividends of preference non-documentary registered shares with the dividend provided by the Charter shall be formed from net profits of previous years and shall constitute the amount sufficient for payment of dividend of such type of shares. The funds from said funs shall be used provided the net profits for the completed fiscal year are insufficient. The special fund may not be spent for other purposes.
4.5 The amount of dividend per one ordinary non-documentary registered share shall be calculated with consideration of the funds allocated to pay dividends of ordinary shares calculated under Clauses 4.1 and 4.2 hereof and divided into the number of said shares placed and circulating as of the date of the List of persons entitled to have dividends.
4.6 The amount of dividend per one preference non-documentary registered share shall be calculated with consideration of the funds allocated to pay dividends of shares of such type calculated under Clauses 4.1 and 4.2 hereof and divided into the number of said shares placed and circulating as of the date of the List of persons entitled to have dividends. The dividends of preference convertible non-documentary registered shares shall be paid to the amount which is not less than the dividends of ordinary non-documentary registered shares provided the decision on payment thereof is made.
4.7 The amount of dividends shall be declared within taxes. The Bank shall pay dividends to its shareholders after deducting of relevant taxes. The dividends shall be taxable irrespective of payment manner under applicable laws of the Russian Federation.

5. Decision on Payment of Dividends

5.1 To ensure proper balance of interests of the Bank and its shareholders and to consider needs of its development, the Bank may abstain from announcing of dividends.
The Bank may decide (declare) on payment of dividends of placed shares upon consideration of results got in the first quarter, half year, nine months of the fiscal year and/or results of the fiscal year. Any decision to pay (declare) dividends upon results of the first quarter, half year and nine months of the fiscal year may be made within three months upon completion of relevant period.
5.2 The Bank may not decide (declare) payment of its dividends of ordinary non-documentary registered shares and preference convertible non-documentary registered shares unless the decision on full payment of dividends of preference non-documentary registered shares with dividend provided by the Charter is made.
5.3 The Supervisory Council shall consider the issue of dividend payment upon getting results of completed fiscal year proceeding from available financial results and suggestions made by the Bank Board relative to distributing of gained profits.
5.4 The Supervisory Council shall consider basic headings of profits distribution and determine the part of profits which is advisable to be allocated to pay dividends. Making such decision the Supervisory Council shall act under Article 4 hereof.
5.5 Any recommendation of the Supervisory Council on the amount of the dividend to be paid upon results of completed fiscal year shall be given to the shareholders under applicable laws of the Russian Federation to make their final decision at the general meeting of shareholders.
5.6 The general meeting of shareholders shall make its final decision on payment (declaration) of dividends, amount of dividends and manner of payment for each class (type) of shares. The amount of dividends may not exceed that recommended by the Supervisory Council.

6. Payment of Dividends

6.1 The Supervisory Council shall determine the date to make the List of persons entitled to participate the general meeting of shareholders. The List of persons entitled to have dividends shall be made on the same date as the List of persons entitled to participate in the general meeting of shareholder deciding on paying of such dividends. To make the List of persons entitled to have dividends, any

nominee of the Bank shares shall provide the data on persons/entities whose/which interests he/she/it represents.

6.2 The dividends shall be paid within the term provided by applicable laws of the Russian Federation, the Bank Charter and decisions made by the general meeting of shareholders. Such payment term may not exceed 60 days after the general meeting of shareholders has made its decision to pay dividends.

6.3 The dividends shall be paid in the following order of priority by types of shares:

6.3.1 dividends of preference non-documentary registered shares with dividend provided by the Charter;

6.3.2 dividends of preference convertible non-documentary registered shares;

6.3.3 dividends of ordinary non-documentary registered shares.

6.4 The Bank Board shall ensure timely and full payment of declared dividend to the shareholders.

6.5 Any dividend shall be paid in monetary form.

6.6 Any dividend shall be paid in the amount declared after deduction of relevant taxes.

6.7 Any dividend to be paid shall be taxable under applicable laws of the Russian Federation.

6.8 Any transfer of funds from the Bank account to the bank account of shareholder contained in the Register of Shareholders kept by Registrar or any payment by cash money through the Bank subsidiary cash registers shall be considered a payment of dividends.

6.9 The dividends shall be paid to legal entities in cashless form, the manner of payment to individuals shall be reflected in the Register of Shareholders.

6.10 No dividend, which has not been paid and received, shall bear interest.

6.11 Under Article 196 of the Civil Code of the Russian Federation, the term for keeping of accrued but not paid dividends shall be three years. Said term shall be calculated from expiry date of dividend payment period for relevant fiscal year. Upon expiration of said term, any uncalled dividend shall be written off and charged to financial results of the Bank activity upon the decision of the Bank Board made under Clause 78 of the Order # 34n of July 29, 1998, issued by the Ministry of Finance of the Russian Federation.

7. Partial or Delayed Payment of Dividend. Rights of Shareholders

7.1 If any declared dividend is not paid within set term, the Bank shareholder may take a legal action for recovery of the amount of dividends due to him/her from the Bank.

7.2 Any shareholder holding preference non-documentary registered shares with dividend provided by the Charter may participate in the general meeting of shareholder and have the right to vote on all issues of its competence from the meeting following an annual general meeting of shareholders which fails to decide on payment of dividend irrespective of the reason or which decided on a partial payment of dividends of preference shares of the type.

7.3 The right of shareholders to participate in the general meeting of shareholder and have the right to vote on all issues of its competence shall be terminated upon the first full payment of dividends of preference non-documentary registered shares with dividends provided by the Charter.

8. Partial or Delayed Payment of Dividend to Shareholders. Responsibility of the Bank

8.1 The Bank Board shall be responsible for timely and exact fulfillment of any decision on payment of dividends made by the meeting.

8.2 If the procedure for payment of dividends to shareholders is breached or if dividends are paid in part or with delay, the Supervisory Council may decide to decrease remuneration payable to the Bank Board members or to terminate them before expiration of their offices.

8.3 The Bank, Registrar and the Bank officers shall not be responsible for any failure to fulfill obligation to pay dividends and loss caused provided that the shareholders fails to provide the Bank Registrar with the data on any change in his/her/its place of residence (location), exact bank details, passport data (for individuals) or enters wrong data in the form of registered person to be included in the Register of Shareholder causing problems in payment of dividends within set term.

9. Information of Shareholder on Dividend Policy

9.1 The Bank shall publish the Provision On Dividend Policy of Joint stock company Bank "Vozrozhdeniye" and all amendment thereto on the Bank home page (http://www.vbank.ru).
9.2 The materials to be provided to the shareholders to make decisions on the general meeting of shareholder shall contain all requisite information to form the opinion on whether the conditions requisite for payment of dividends are on hand.
9.3 The obligatory advertisement on the decision to pay dividends published by the Bank shall contain the data on dividend amount, terms, manner and form of payment. The advertisement shall also explain that the shareholders shall notify the Bank Registrar on any change in their bank details, mailing addresses and passport data as well as on any subsequence of their failure to fulfill the obligation.

10. Conclusive Provisions

10.1 Chairman of the Supervisory Council shall supervise compliance with this Provision.
10.2 The Supervisory Council may request for any information on compliance with this Provision from the Bank top management (Chairman of the Bank or the Board).
10.3 Members of the Supervisory Council and officers of the Bank shall be responsible for compliance with this Provision.
10.4 If any Clause of this Provision contradicts the laws and/or regulations of the Russian Federation as a result of any change in such laws and/or regulations, it shall be considered null and void. Clauses of laws and regulations of the Russian Federation shall be applied until requisite amendment is entered in this Provision.